NO ACT

PE
5-12-16

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

16004788

Received SEC

JUL 07 2016

Washington, DC 20549

July 7, 2016

Act: 1934
Section:
Rule: 14a-8 (i)(5)
Public
Availability: 7-7-16

Clement Edward Klank III
FedEx Corporation
ceklank@fedex.com

Re: FedEx Corporation
Incoming letter dated May 12, 2016

Dear Mr. Klank:

This is in response to your letters dated May 12, 2016 and June 27, 2016 concerning the shareholder proposal submitted to FedEx by Trillium Asset Management, LLC on behalf of The Oneida Trust of the Oneida Tribe of Indians of Wisconsin, Mercy Investment Services, Inc. and the Calvert VP S&P 500 Index Portfolio. We also have received letters on the proponents' behalf dated June 10, 2016 and June 28, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Jonas Kron
Trillium Asset Management, LLC
jkron@trilliuminvest.com

July 7, 2016

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: FedEx Corporation
Incoming letter dated May 12, 2016

The proposal requests a report describing legal steps FedEx has taken and/or could take to distance itself from the Washington D.C. NFL team name.

There appears to be some basis for your view that FedEx may exclude the proposal under rule 14a-8(i)(7), as relating to FedEx's ordinary business operations. In this regard, we note that the proposal relates to the manner in which FedEx advertises its products and services. Accordingly, we will not recommend enforcement action to the Commission if FedEx omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Mark F. Vilardo
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

June 28, 2016

VIA e-mail: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: FedEx Corporation – 2016 Annual Meeting Shareholder Proposal Regarding FedEx's Association With Washington NFL Team Controversy

Dear Sir/Madam:

This letter is submitted on behalf of The Oneida Trust of Oneida Tribe of Indians of Wisconsin and co-filers, Mercy Investment Services, Inc. and Calvert Investments, who are beneficial owners of shares of common stock of FedEx Corporation (hereinafter referred to as "FedEx" or the "Company"), and who have submitted a shareholder proposal (hereinafter referred to as "the Proposal") to FedEx, to respond to the letter dated June 27, 2016 sent to the Office of Chief Counsel by the Company, its second letter in this matter.

We write to make three brief points.

1. FedEx's rule 14a-8(i)(7) argument is simply an unsupported assertion that the debate over the team name has not emerged as a consistent topic of widespread public debate necessary to constitute a significant policy issue. The Company does not dispute the evidence in our letter of June 10th. The Company does not provide alternative evidence. FedEx does not even attempt to present a counter-analysis of our evidence. It just makes a proclamation. In the interest of brevity we will not re-argue our extensive evidence and analysis presented over the course of nine fully cited pages. However, given that under rule 14a-8(g) "the burden is on the company to demonstrate that it is entitled to exclude a proposal" it is clear that FedEx has not met its burden. It has not done anything that would constitute a demonstration that the debate over the team name has not emerged as a consistent topic of widespread public debate necessary to constitute a significant policy issue.
2. In its second letter, the Company cited to *Comcast Corporation* (February 15, 2011) to support its conclusion on rule 14a-8(i)(7) in which the Staff concluded "that net neutrality has [not] emerged as a consistent topic of widespread public debate such that it would be a significant policy issue for purposes of rule 14a-8(i)(7)." However, it must be pointed out that in 2012 the Staff reached a different conclusion: "In view of the sustained public debate over the last several years concerning net neutrality and the Internet and the increasing recognition that the issue raises significant policy considerations, we do not believe that Verizon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7)." *Verizon Communications Inc.* (February 13, 2012). The *Comcast* - *Verizon* example illustrates exactly why the

Proposal in this case should appear in FedEx's proxy materials. While in the past the issue may not have reached the level of sustained public debate, it is clear that it has reached that level now. Our letter of June 10, 2016 provides ample and robust evidence of that fact and we urge the Staff to concur.

3. Nexus – The Company argues that there is no nexus between FedEx and the issue because "the Company has remained neutral and has not engaged in this debate." This argument is entirely misplaced because nexus is not a question of whether a company has taken a position on an issue. Rather, the question is whether the significant policy issue is sufficiently related to the company. In this case it is clear that because FedEx has naming rights to the team stadium and the CEO of FedEx is a part owner of the team, that FedEx's reputation is entwined with the controversy over the team name. While the Company may try mightily to extricate itself from this entwinement and (as in its letter) wish its association away, such an effort is futile. It is an active and conscious participant in this issue because it associates itself with the team for marketing and brand reputation building purposes. It is impacted by and has a role in the controversy because FedEx's CEO is one of the owners of the team. Clearly, nexus has been met.

In conclusion, we respectfully request the Staff to inform the Company that rule 14a-8 requires a denial of the Company's no-action request. Please contact me at 503-894-7551 or jkron@trilliuminvest.com with any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,

Jonas Kron

cc: Clement Edward Klank III
Staff Vice President, Securities & Corporate Law
FedEx Corporation
ceklank@fedex.com

Susan White
Director, Oneida Trust
Oneida Tribe of Indians of Wisconsin
swhite@oneidanation.org

Valerie Heinonen, o.s.u.
Director, Shareholder Advocacy
Mercy Investment Services, Inc. and
Dominican Sisters of Hope
vheinonen@mercyinvestments.org

Reed Montague

Sustainability Analyst
Calvert Investments
Reed.montague@calvert.com

Clement Edward Klank III
Staff Vice President
Securities & Corporate Law

942 South Shady Grove Road
Memphis, TN 38120

Telephone 901.818.7167
Fax 901.492.7286
ceklank@fedex.com

FedEx Corporation

VIA E-MAIL

June 27, 2016

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: **FedEx Corporation – Omission of Stockholder Proposal Relating to FedEx's Association with Washington NFL Team Controversy**

Ladies and Gentlemen:

This letter is submitted by FedEx Corporation (the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, in response to a letter dated June 10, 2016 from Trillium Asset Management, LLC (attached hereto as **Exhibit A**; the "Proponents' June 10 Letter"), on behalf of The Oneida Trust of the Oneida Tribe of Indians of Wisconsin and the co-filers named therein.

The Proponents' June 10 Letter concerns the request dated May 12, 2016 submitted by the Company to the Staff (the "Initial Request Letter") seeking confirmation that the Staff will not recommend any enforcement action if the Company excludes the Stockholder Proposal from our 2016 Proxy Materials.

Capitalized terms used but not otherwise defined in this letter shall have the same meanings given such terms in the Initial Request Letter.

The Proponents' June 10 Letter asserts the Stockholder Proposal should be included in our 2016 Proxy Materials. We are submitting this letter to supplement our Initial Request Letter and renew our request for confirmation that the Staff will not recommend enforcement action if we exclude the Stockholder Proposal from our 2016 Proxy Materials.

The Stockholder Proposal does not involve a significant social policy issue confronting the Company and, therefore, may be excluded under Rule 14a-8(i)(7).

The Washington, D.C. NFL team and opponents of the franchise's name (which include the Proponents) have been involved in a recurring and ongoing debate about whether the team should change its name. Although the appropriateness of the team's name is an important matter to the parties to this debate, it simply does not rise to the level of a significant social policy issue for purposes of Rule 14a-8(i)(7). In particular, the Stockholder Proposal does not have significant policy, economic or other implications — it relates to the very specific issue of whether the Washington, D.C. NFL team should change its nickname.

Furthermore, despite the release of a poll and related articles regarding the team name by the hometown Washington Post (and other media outlets that picked up the story) in May 2016, debate over the team name still has not "emerged as a consistent topic of widespread public debate" necessary to constitute a significant policy issue. *Comcast Corporation* (February 15, 2011). Although the Company may be mentioned in connection with the debate over the team's name, the Company has remained neutral and has not engaged in this debate.

Conclusion

Based upon the foregoing and our Initial Request Letter, we respectfully request the Staff agree that we may exclude the Stockholder Proposal from our 2016 Proxy Materials.

If you have any questions or would like any additional information, please feel free to call me. Thank you for your prompt attention to this request.

Very truly yours,

FedEx Corporation

Clement Edward Klank III

Attachment

cc: Jonas Kron
Senior Vice President, Director of Shareholder Advocacy
Trillium Asset Management, LLC
Two Financial Center – Suite 1100
60 South Street
Boston, Massachusetts 02111
E-mail: *jkron@trilliuminvest.com*

Susan White
Director, Oneida Trust
Oneida Tribe of Indians of Wisconsin
P.O. Box 365
Oneida, Wisconsin 54155
E-mail: *swhite@oneidanation.org*

Mercy Investment Services, Inc.
c/o Valerie Heinonen, o.s.u.
Director, Shareholder Advocacy
205 Avenue C, #10E
New York, New York 10009
E-mail: *vheinonen@mercyinvestments.org*

Calvert VP S&P 500 Index Portfolio
c/o Calvert Investments, Inc.
Attention: Reed Montague, Sustainability Analyst
4550 Montgomery Avenue, Suite 1000N
Bethesda, Maryland 20814
E-mail: *reed.montague@calvert.com*

[1173278]

Exhibit A

The Proponents' June 10 Letter

TRILLIUM
ASSET MANAGEMENT

Exhibit A

June 10, 2016

VIA e-mail: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: FedEx Corporation – 2016 Annual Meeting Shareholder Proposal Regarding FedEx's Association With Washington NFL Team Controversy

Dear Sir/Madam:

This letter is submitted on behalf of The Oneida Trust of Oneida Tribe of Indians of Wisconsin and co-filers, Mercy Investment Services, Inc. and Calvert Investments, who are beneficial owners of shares of common stock of FedEx Corporation (hereinafter referred to as "FedEx" or the "Company"), and who have submitted a shareholder proposal (hereinafter referred to as "the Proposal") to FedEx, to respond to the letter dated May 12, 2016 sent to the Office of Chief Counsel by the Company, in which FedEx contends that the Proposal may be excluded from the Company's 2016 proxy statement under rule 14a-8(i)(7) – that it does not raise a significant policy issue and instead seeks to micro-manage complex business decisions.

I have reviewed the Proposal and the Company's letter, and based upon the foregoing, as well as upon a review of rule 14a-8, it is my opinion that the Proposal must be included in FedEx's 2016 proxy materials because the subject matter of the Proposal transcends the ordinary business of the Company by focusing on a significant social policy issue confronting the Company and the Proposal does not seek to micro-manage the Company. Therefore, we respectfully request that the Staff not issue the no-action letter sought by FedEx.

Pursuant to Staff Legal Bulletin 14D (November 7, 2008) we are filing our response via e-mail in lieu of paper copies and are providing a copy to FedEx's counsel Clement Edward Klank III, Staff Vice President, Securities & Corporate Law via e-mail at ceklank@fedex.com.

The Proposal

The Proposal, the full text of which is attached as Appendix A states:

> RESOLVED: Shareholders request the Board issue a report by March 2017, at reasonable cost and omitting proprietary information, describing legal steps FedEx has taken and/or could take to distance itself from the Washington D.C. NFL team name.

The Proposal Focuses on a Significant Policy Issue Confronting FedEx

It would appear that the primary disagreement between the Company and the Proponents is whether the Proposal focuses on a significant policy issue. As the Company asserts, "the issue has not reached the widespread level of consistent public debate and attention that the Staff has found necessary in the past to be considered a significant policy matter."

We respectfully disagree that the issue has not reached the point of being considered a significant policy matter and request the Staff reject the Company's argument.

Most recently the issue of whether the Washington NFL Football team should change its name has attracted a great deal of attention in the form of a Washington Post poll. On May 19, 2016 the Washington Post release a poll and published numerous articles which found that "Nine in 10 Native Americans say they are not offended by the Washington Redskins name". The story went on to state that the poll "shows how few ordinary Indians have been persuaded by a national movement to change the football team's moniker."[1]

In writing about the poll, the Washington Post noted that the issue has taken on the form of a "*national movement*"; that there is an "ongoing legal battle over the team's federal trademark registrations and the eventual destination of the next stadium"; that the issue has received "national attention"; and that "the concern about the team name is well documented and far reaching — from the Oval Office to the halls of Congress to the D.C. Council chambers."

The Washington Post's lengthy lead story was accompanied by a piece that had longer stand-alone quotes not just from people involved in the NFL and the sport, but a U.S. Representative, Senator Majority Leader Harry Reid, the president and CEO of The Leadership Council on Civil and Human Rights, and FedEx.[2]

---

[1] https://www.washingtonpost.com/local/new-poll-finds-9-in-10-native-americans-arent-offended-by-redskins-name/2016/05/18/3ea11cfa-161a-11e6-924d-838753295f9a_story.html

[2] https://www.washingtonpost.com/news/dc-sports-bog/wp/2016/05/19/reaction-to-latest-redskins-name-poll-despite-results-strong-emotions-remain/

These pieces were accompanied by four other stories and "A guide to The Washington Post's coverage of the Redskins name debate".[3] This included a timeline that covered how the issue had been debated since 1972 and contained the following:

> Oct. 5, 2013: President Obama weighs in, telling the Associated Press: "If I were the owner of the team and I knew that there was a name of my team — even if it had a storied history — that was offending a sizable group of people, I'd think about changing it."
>
> Oct. 13, 2013: During halftime of "Sunday Night Football," NBC sportscaster Bob Costas declares the Redskins name "an insult, a slur, no matter how benign the present-day intent."
>
> June 18, 2014: The Trademark and Trial Appeal Board, in a 2-to-1 ruling, orders the cancellation of the Washington Redskins' six federal trademark registrations, handing Blackhorse and the other activists a victory.
>
> Aug. 22, 2014: The Washington Post's editorial board announces it will no longer use the team's name in editorials. It continues to appear in news stories.
>
> July 8, 2015: U.S. District Judge Gerald Bruce Lee upholds the trademark board ruling, giving Blackhorse a second win.
>
> Oct. 30, 2015: The Redskins appeal the trademark ruling to the U.S. Court of Appeals for the 4th Circuit in Richmond, where they are waiting for oral arguments to be scheduled.
>
> April 25, 2016: The Redskins petition the Supreme Court to hear their case alongside that of an Asian American rock band called the Slants. The Slants are also contesting the constitutionality of the 1946 Lanham Act, which bars federal trademark registrations that "may disparage persons, living or dead, institutions, beliefs, or national symbols, or bring them into contempt, or disrepute."

Two days later the Washington Post published an in depth story entitled "Inside the fight between Daniel Snyder and Native American activists over 'Redskins'" which described the many ways in which the issue has exploded into the national debate. While the story is too long to provide in full, a couple of extended quotes are particularly enlightening:

---

[3] https://www.washingtonpost.com/news/dc-sports-bog/wp/2016/05/19/a-guide-to-the-washington-posts-coverage-of-the-redskins-name-debate/; https://www.washingtonpost.com/sports/redskins/nfls-reluctance-to-wade-into-redskins-name-debate-bolstered-by-polls-findings/2016/05/19/f382846a-1df4-11e6-9c81-4be1c14fb8c8_story.html; https://www.washingtonpost.com/lifestyle/style/some-in-the-news-media-are-still-offended-by-redskins-name-even-if-indians-arent/2016/05/19/df69a0c6-1df4-11e6-8c7b-6931e66333e7_story.html?tid=sm_tw_ps; https://www.washingtonpost.com/news/dc-sports-bog/wp/2016/05/19/one-nfl-owner-says-redskins-name-issue-is-gradually-going-away/; https://www.washingtonpost.com/local/a-brief-history-of-the-word-redskin-and-how-it-became-a-source-of-controversy/2016/05/19/062cd618-187f-11e6-9e16-2e5a123aac62_story.html.

> The world's most powerful man had just uttered five words that, in an instant, fundamentally altered the debate.
>
> "I'd think about changing it," President Obama said in early October 2013, explaining what he would do about the Washington Redskins' controversial name if he owned the team. Suddenly, a decades-long effort by Native American activists to force the franchise to retire its moniker reignited, commanding national attention for months to come.
>
> ...
>
> Two days later, news broke that league officials had agreed to meet with activists. A week after that, NBC sportscaster Bob Costas declared to more than 20 million people watching "Sunday Night Football" that the name was a slur. In the months that followed, D.C. lawmakers denounced the word as "racist and derogatory," and 50 U.S. senators called on the National Football League to act.
>
> "The volume," one team official said, "was overwhelming."
>
> ...
>
> "We all waited for the biggest hit of all, which was the advertisers," said the person close to Snyder, who spoke on the condition of anonymity because he was not authorized to comment.
>
> ...
>
> An enormous amount of free media coverage accompanied the push, turning Snyder into a favorite target of satirists. "South Park," "The Daily Show With Jon Stewart" and the New Yorker magazine all took aim at him.
>
> ...
>
> Both the Oneida and the National Congress of American Indians asked FedEx, which bought the naming rights to the team's stadium in Landover, Md., to sever ties with the Redskins, and at least one tribe announced a boycott of the company.

But it was not just these and other Washington Post stories[4] that covered the issue in late May 2016. Stories appeared in a wide variety of media outlets including The New York Times, The Nation, The Los Angeles Times, International Business Times, The Washington

[4] https://www.washingtonpost.com/news/dc-sports-bog/wp/2016/05/24/redskins-name-poll-didnt-change-the-opinions-of-peter-king-and-bob-costas/ and https://www.washingtonpost.com/opinions/im-dropping-my-protest-of-washingtons-football-team-name/2016/05/19/b09e8e7e-1cfe-11e6-8c7b-6931e66333e7_story.html

Times, The Chicago Sun Times, NBC Sports, Bloomberg BNA, New York Post, National Public Radio, ESPN, The Guardian, Breitbart, Yahoo Sports, MarketWatch, UPI, The Chicago Tribune and The Miami Herald (reprints of Washington Post), and Inc. Magazine.[5]

The methodology and results of the Washington Post poll also came in for very forceful criticism. The Native American Journalists Association (NAJA) argued that the poll

> relies completely on "self-identified" Native American respondents in its sampling. It is a known and commonly debated issue in Indian Country that "self-identity" is not a reliable indicator of indigenous tribal ancestry. There are numerous available examples of statistical data sets, including the U.S. Census, that are skewed by non-Native individuals claiming to be Native American based on personal belief rather than verifiable citizenship with a tribal nation, or verifiable lineage from a tribal citizen.[6]

Applying this concern to the poll, NAJA explained that because only 44 percent of the individuals interviewed claimed to be tribal citizens and the remaining 56 percent claimed to be Native American but were not tribal citizens, more than half of those interviewed were likely not Native American.

And even beyond this criticism of the poll, many argued that regardless of polls it is still wrong to use the term. As Sports Illustrated writer Peter King put it, "If somewhere between 10 and 21 percent of Native American are offended by the team name or find it

---

[5] http://mobile.nytimes.com/2016/05/22/sports/football/redskins-poll-prompts-a-linguistic-debate.html; http://mobile.nytimes.com/2016/05/26/sports/football/times-readers-have-their-say-on-redskin.html; http://www.thenation.com/article/on-the-shameful-and-skewed-redskins-poll/; http://www.latimes.com/opinion/la-ol-washington-redskins-racism-nfl-native-american-20160525-snap-story.html; http://www.ibtimes.com/redskins-name-change-calls-new-nfl-nickname-remain-despite-poll-results-2372052; http://www.washingtontimes.com/news/2016/may/27/activists-criticize-poll-on-offensiveness-of-redsk/; http://chicago.suntimes.com/sports/whats-in-a-name-not-much-according-to-poll-on-redskins/; http://profootballtalk.nbcsports.com/2016/05/21/native-american-journalists-association-criticizes-washington-post-poll/; http://profootballtalk.nbcsports.com/2016/05/20/ncai-representative-calls-washington-post-poll-irrelevant-to-team-name-debate/; http://www.bna.com/offensive-redskins-survey-b57982072767/; http://nypost.com/2016/05/22/why-decency-matters-more-than-polls-for-redskins-team-name/; http://www.npr.org/2016/05/20/478886120/poll-finds-most-native-americans-arent-offended-by-redskins-name?sc=17&f=2&utm_source=iosnewsapp&utm_medium=Email&utm_campaign=app; http://espn.go.com/nfl/story/_/id/15608840/native-americans-say-unbothered-redskins-team-name-washington-post-poll; https://www.theguardian.com/sport/2016/may/19/washington-redskins-name-poll-native-american-opinion; http://www.breitbart.com/sports/2016/05/31/peter-king-90-of-native-americans-ok-with-redskins-doesnt-make-name-ok-with-me/; http://sports.yahoo.com/news/poll-redskins-unoffensive-most-native-americans-204819035--nfl.html; http://www.marketwatch.com/story/redskins-poll-is-really-about-a-new-nfl-stadium-2016-05-20; http://www.upi.com/Sports_News/2016/05/20/Poll-Native-Americans-approve-of-Redskins-name/8381463732016/; http://www.inc.com/jeff-haden/forget-the-poll-why-the-washington-redskins-should-change-their-name.html

[6] http://www.naja.com/news/m.blog/509/naja-and-unity-respond-to-recent-washington-nfl-team-name-poll

disrespectful, then why continue to use it?"[7] And as the NAJA statement explained, in 2005 the American Psychological Association called for the permanent discontinuance of Native American mascots based on a growing body of scientific research that these mascots are harmful to Native American youth by undermining their communities, education and self-image.

This coverage in May 2016 was just the most recent peak in a steady stream of stories over the second half of 2015 and early 2016. Since the last time the Staff considered the issue, a federal judge ordered, in July 2015, the cancellation of the team's federal trademark registrations. As the Washington Post described it at the time:

> The Washington Redskins lost the biggest legal and public relations battle yet in the war over the NFL team's name after a federal judge Wednesday ordered the cancellation of its federal trademark registrations, opposed for decades by Native American activists who call the name disparaging.[8]

The Team subsequently appealed the case to the Fourth Circuit.

In October 2015, the media took note when Republican Presidential Candidates Donald Trump and Jeb Bush found an unusual point of agreement: that the team should keep the "Redskins" name.[9] That same month, the State of California became the first state to ban schools from using the "Redskins" team name or mascot.[10]

In February 2016, demonstrating ongoing interest in the issue, Public Policy Polling issued a poll that showed 25% of people surveyed believed that the team should change its name, while 64% said it should remain as-is. This was an increase from 2014 of 18% and was highlighted in the media coverage of the poll.[11]

Later that month, U.S. Rep. John Katko became the third Republican in Congress to publicly speak out against the name and support the national effort because it "represents a hateful, hurtful slur from a bygone era."[12]

The issue then took on an international aspect when the team announced that it would be playing a 2016 exhibition game at Wembley Stadium in the UK. In response to the announcement, parliament members Ruth Smeeth and Ian Austin sent a let to the NFL

---

[7] https://www.washingtonpost.com/news/dc-sports-bog/wp/2016/05/24/redskins-name-poll-didnt-change-the-opinions-of-peter-king-and-bob-costas/

[8] https://www.washingtonpost.com/local/judge-upholds-cancellation-of-redskins-trademarks-in-a-legal-and-symbolic-setback-for-team/2015/07/08/5a65424e-1e6e-11e5-aeb9-a411a84c9d55_story.html

[9] http://www.nytimes.com/politics/first-draft/2015/10/05/trump-and-bush-find-common-ground-on-washingtons-football-team/

[10] http://time.com/4069543/california-state-ban-redskins/

[11] https://www.washingtonian.com/2016/02/05/poll-25-percent-of-football-fans-think-redskins-should-change-their-name/

[12] http://www.syracuse.com/politics/index.ssf/2016/02/rep_john_katko_to_nfl_washington_redskins_name_is_hateful_hurtful_slur.html

which asked the league to have the team change its name or "at the minimum, send a different team to our country to represent the sport, one that does not promote a racial slur." The letter noted that the presence of the team at the stadium would cause difficulties because both the BBC and Wembley Stadium have regulations against racial slurs.[13]

The issue arose again in the U.S. presidential campaign when U.S. Senator Bernie Sanders spoke up against the name in a March rally in Arizona.[14]

Then, on the eve of the Washington Post poll, the issue reached the level of the U.S. Supreme Court and a First Amendment case. As discussed earlier, the Team is engaged in litigation before the Fourth Circuit in an effort to overturn the district court order to cancel the Team's federal trademark registrations. This spring, however, the Team filed a petition for certiorari with the U.S. Supreme Court in an effort to have the case heard along side another case where a federal trademark registration was denied for being disparaging. If the Court grants certiorari, the arguments surrounding the Team name will have the potential to become a major First Amendment case before the nation's highest court.[15]

Finally, it is critical to point out that this latest year of widespread public debate over the Team name invariably is linked to FedEx. The Company, because it has paid for its name to be attached prominently to the team stadium FedEx Field, inevitably gets drawn into the discussion and debate. This presents a continuous and ongoing threat to the Company brand and image that is rightly of concern for its shareholders.

Added to this risk is an ongoing question about where a new team stadium might be built. With many leaders in the District of Columbia objecting vigorously to the name Redskins, there is a constant debate about whether the Team will stay at FedEx Field and keep its name, or change its name so that it can move to a new stadium in the District of Columbia. This controversy will continue to occupy FedEx's attention until 2027, the date at which the Team's lease at FedEx Field in Landover, Maryland ends.

Similarly, FedEx's involvement was recently discussed in Marketwatch[16] and UPI[17] – and FedEx's name came before to readers in Chicago and Miami through the reprints[18] of the Washington Post's coverage.

The debate, however, is not just about FedEx and its naming rights to the stadium. The discussion also involves FedEx's CEO, Chairman and President, Fred Smith, because he is a

---

[13] http://www.cbssports.com/nfl/news/parliament-members-to-nfl-change-redskins-name-or-forget-london/

[14] http://www.si.com/nfl/2016/03/18/bernie-sanders-opposes-washington-redskins-name

[15] http://www.nytimes.com/2016/05/03/us/politics/supreme-court-redskins-trademark-case.html?_r=0

[16] http://www.marketwatch.com/story/redskins-poll-is-really-about-a-new-nfl-stadium-2016-05-20

[17] http://www.upi.com/Sports_News/2016/05/20/Poll-Native-Americans-approve-of-Redskins-name/8381463732016/

[18] http://www.chicagotribune.com/sports/football/ct-new-poll-native-americans-redskins-20160519-story.html; http://www.miamiherald.com/news/nation-world/national/article79159352.html

part owner of the team. For example, in the coverage of the May 2016 Washington Post Poll, the paper wrote:

> FedEx, which holds the naming rights to the Redskins' FedEx Field, found the poll "consistent with other research we've seen concerning the name," spokesman Patrick Fitzgerald said in a statement. "We highly value our sponsorship of FedEx Field, which not only hosts the Washington Redskins, but is also home to a variety of major entertainment and sports events and multiple community activities. We are proud that FedEx Field is a venue that is used by a wide range of community groups." FedEx Chairman and President Fred Smith is a part owner of the Redskins.[19]

As these stories show, FedEx's involvement in the controversy is multi-faceted and constant. FedEx is a sponsor of the Team. FedEx has its name on the Team stadium. And FedEx's CEO, President and Chairman is a part owner of the team.

The importance of this advertising relationship was highlighted in the recent Washington Post story. "'We all waited for the biggest hit of all, which was the advertisers,'" said the person close to Snyder, who spoke on the condition of anonymity because he was not authorized to comment." Advertisers, like FedEx, are the lynch pin that will inevitably play a role in whatever ultimate decision is reached. This clearly establishes the nexus between FedEx and the widespread public debate over the Team name.

Finally, all of the preceding evidence that the Team name is a significant issue confronting FedEx is in addition to the evidence the Proponents presented in their 2014 and 2015 letters in response to those year's no-action requests from FedEx. We incorporate that evidence herein and it can be found at https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2015/trilliumasset072115-14a8.pdf and https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2014/trilliumasset071114-14a8.pdf

To highlight a few points from those letters that have not been raised in this letter.

- As reported in the January 19, 2015 *Washington Post*: "After failing for months to persuade Washington Redskins owner Daniel Snyder to meet with Native Americans opposed to the team's name, a prominent civil rights organization that works closely with the National Football League [The Fritz Pollard Alliance] is calling for the moniker to change."[20] The co-chairman of the group, John Wooten, a Washington DC team lineman in the late 1960s, stated "We have to take a stand. That name has to be changed. We can't just leave it up to [the team]. We think it's disrespectful. We think it's, by definition, demeaning,"

---

[19] https://www.washingtonpost.com/news/dc-sports-bog/wp/2016/05/19/reaction-to-latest-redskins-name-poll-despite-results-strong-emotions-remain/

[20] http://www.washingtonpost.com/local/civil-rights-group-closely-allied-with-the-nfl-calls-for-the-redskins-to-change-its-name/2015/01/18/d8c692ce-9cfe-11e4-bcfb-059ec7a93ddc_story.html

- At the November 2, 2014 team game in Minnesota, thousands of protestors showed up to call for the team to change its name and to listen to speeches from a dozen civic leaders including Rep. Betty McCollum (D-Minn.).[21] This was followed by a protest at FedEx Field: "In a year marked by significant moments for opponents of the Washington Redskins mascot, they achieved yet another one on Sunday, this time outside the 79,000-seat cathedral at which the name is most revered and its change most resisted: FedEx Field."[22]
- The Cherokee, Chickasaw, Choctaw, Muscogee (Creek), Seminole and Osage nations are boycotting FedEx and are urging others to join them.[23]
- In June 2014, the National Congress of American Indians sent a letter to FedEx CEO Fred Smith concerning the team name stating that it is "allowing its iconic brand to be used as a platform to promote the R-word — a racist epithet that was screamed at Native Americans as they were dragged at gunpoint off their lands."[24]
- In October 2013, the National Congress of American Indians (NCIA) passed a resolution entitled "Commending Efforts to Eliminate Racist Stereotypes in Sports and Calling on the U.S. President and Congress to Combat These Continuing Affronts to Native Peoples" which specifically "condemns the Washington NFL franchise." NCAI also issued a report entitled *Ending the Legacy Of Racism in Sports & the Era of Harmful "Indian" Sports Mascots* outlining "the team's ugly and racist legacy, while highlighting the harmful impact of negative stereotypes on Native peoples."[25]
- In December 2013, the Leadership Conference on Civil and Human Rights, which includes the NAACP, American Association of People with Disabilities, National Organization of Women and the AFL-CIO, passed by acclamation a resolution urging the Washington NFL team to change its name.[26]
- In April 2014 United Nations Special Rapporteur James Anaya urged "the team owners to consider that the term 'redskin' for many is inextricably linked to a history of suffering and dispossession, and that it is understood to be a pejorative and disparaging term that fails to respect and honour the historical and cultural legacy of the Native Americans in the US."[27]
- A June 2014 Associated Press story entitled "FedEx stays neutral in debate over Redskins name" began "The company most associated with the Washington Redskins is keeping its distance from the debate over the team's name in the

---

[21] http://www.washingtonpost.com/local/in-minnesota-native-americans-march-rally-to-protest-redskins-name/2014/11/02/fc38b8d0-6299-11e4-836c-83bc4f26eb67_story.html

[22] http://www.washingtonpost.com/local/at-fedex-field-redskins-name-protesters-exchange-sharp-words-with-fans/2014/12/28/f3aa1acc-8ed3-11e4-a412-4b735edc7175_story.html

[23] http://www.cnn.com/2014/09/24/us/washington-redskins-osage-nation-fedex/
http://www.dailymail.co.uk/news/article-2770047/Native-American-chief-tells-tribal-employees-not-use-FedEx-Redskins-play-FedEx-stadium-change-team-name.html

[24] http://usatoday30.usatoday.com/SPORTS/usaedition/2014-06-25-update-625_ST_U.htm

[25] http://www.ncai.org/attachments/Resolution_OYdGFAZFMqQHpjvyNLplcWKmsrTcaUnlcqeMnyetmhetMvcyVZn_TUL-13-050%20Final.pdf and http://www.ncai.org/news/articles/2013/10/10/ncai-releases-report-on-history-and-legacy-of-washington-s-harmful-indian-sports-mascot

[26] http://www.usatoday.com/story/sports/nfl/redskins/2013/12/12/mascot-controversy--leadership-
[illegible]

[27] http://www.un.org/apps/news/story.asp?NewsID=47559&Cr=indigenous&Cr1=#.U5nvI5RdXRx

aftermath of a trademark ruling that found the name to be "disparaging" to Native Americans."[28]

- In May 2013, ten Congressional members sent letters urging a name change to team owner Dan Snyder and NFL Commissioner Goodell. But the letter was also sent specifically to FedEx, as a team sponsor, arguing "Inaction on (FedEx's) part would imply complicity and may adversely affect your rewarding relationships with the public and your shareholders."[29]

As demonstrated above it is evident that this national controversy has played out not only in sports media, but also at the White House, Capitol Hill, mainstream media, academia, football stadium parking lots, the courts, federal regulators, the United Nations, the United Kingdom parliament and civil rights organizations. It is clear that the naming controversy is not only subject to widespread public debate, but that the debate has ensnared FedEx.

As the commission has stated: "The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." Exchange Act Release 34-40018 (May 21, 1998).

The Staff has indicated that it considers a number of indicia when considering this question including the presence of widespread public debate, media coverage, regulatory activity, legislative activity and whether the issue has been a part of the public debate for a sufficient length of time. We believe the controversy surrounding the Washington Football Team name and FedEx's association with it fits squarely within those indicia.

Additionally, the Commission observed in 1998, in light of "changing societal views, the Division adjusts its view with respect to 'social policy' proposals involving ordinary business. Over the years, the Division has reversed its position on the excludability of a number of types of proposals, including plant closings, the manufacture of tobacco products, executive compensation, and golden parachutes." *Id.* We believe this is precisely the situation we are in today. As time has passed, the controversy surrounding the Team name has ripened as an issue for shareholders.

---

[28] http://www.washingtonpost.com/national/fedex-stays-neutral-in-debate-over-redskins-name/2014/06/19/22d022b4-f808-11e3-8118-eae4d5b48c7d_story.html
[29] http://a.espncdn.com/photo/2013/0528/faleomavaega.pdf

Based on the above, it is abundantly clear that FedEx has not met its burden under the rule of showing that the issue is not a significant policy issue facing the Company. Not only does the evidence demonstrate a widespread public debate, but it also shows a very clear nexus with FedEx. Consequently, we respectfully request the Staff inform the Company that it is not entitled to exclude the Proposal from its proxy statement.

The Proposal Does Not Seek to Micro-Manage the Company

The Company argues that the Proposal should also be excluded because it seeks to micro-manage the company's advertising and marketing decisions. The SEC explained in its 1998 Interpretive Release (Exchange Act Release No. 40018 (May 21, 1998)) that proposals are not permitted to seek "to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Such micro-management may occur where the proposal "seeks intricate detail, or seeks specific time-frames or methods for implementing complex policies." However, "timing questions, for instance, could involve significant policy where large differences are at stake, and proposals may seek a reasonable level of detail without running afoul of these considerations."

In the 1998 Release, the Commission cited favorably to *Amalgamated Clothing and Textile Workers Union v. Wal-Mart Stores, Inc.*, 821 F. Supp. 877, 891 (S.D.N.Y. 1993) when discussing how to determine whether a proposal probed too deeply into matters of a complex nature. In *ACTWU*, the court was addressing the ordinary business exclusion in the context of employment discrimination at a retailer. The court concluded that the following request did not probe too deeply into the company's business:

> 1. A chart identifying employees according to their sex and race in each of the nine major EEOC defined job categories for 1990, 1991, and 1992, listing either numbers or percentages in each category.
>
> 2. A summary description of any Affirmative Action policies and programs to improve performances, including job categories where women and minorities are underutilized.
>
> 3. A description of any policies and programs oriented specifically toward increasing the number of managers who are qualified females and/or belong to ethnic minorities.
>
> 4. A general description of how Wal-Mart publicizes our company's Affirmative Action policies and programs to merchandise suppliers and service providers.
>
> 5. A description of any policies and programs favoring the purchase of goods and services from minority- and/or female-owned business enterprises.

Under this standard "the Board [to] issue a report by March 2017, at reasonable cost and omitting proprietary information, describing legal steps FedEx has taken and/or could take to distance itself from the Washington D.C. NFL team name", as requested in the Proposal, is very appropriate for shareholder consideration. The Proposal does not delve into the level of detail sought in *ACTWU* – if anything it is directed at a much more general level with significantly less information requested.

In fact, the Proposal is quite simple and asks shareholders to have an opinion on something that they are "in a position to make an informed judgment." It is a well-known and easily understood fact that FedEx has the naming rights to the Team stadium. It is a well-known and easily understood fact that the Team and FedEx are caught up widespread public accusations that the Team name is racist and derogatory to Native Americans. It is also, easily understood that the FedEx CEO, President and Chairman is a part owner of the team. Given these facts, shareholders simply need to decide whether they think more information from the Board about how FedEx is currently or could in the future distance itself from the team name would be useful.

We believe that shareholders in a consumer facing company, operating in a competitive marketplace, and with the need for strong brand trust will be interested in this information. At the very least, it is a reasonable question for investors to ask of their board. For the reasons provided above, we urge the Staff to conclude that the Proposal does not seek to micro-manage the Company.

Excluding the Proposal from the Proxy Will Deny Shareholders Necessary Information for Making a Proxy Determination

Despite FedEx's success in excluding the Proposal in 2014 and 2015, shareholders that have attended the Company's AGMs in 2014 and 2015 have actually been able to vote on the matter in the form of floor proposals. In both of those years, the Proponents successfully filed floor proposals that were analogous to the current Proposal. Those floor proposals appeared on the AGM agendas, proponents and supporters were afforded opportunities to speak to the gathered shareholders at the meetings, shareholders in attendance at the meetings voted on the floor proposals, and management, being in possession of the vast majority of shareholder proxies, voted against the proposals.

We raise these facts, in light of the basic principles underlying rule 14a-8 as described by the Commission in 1976:

> The Commission, of course, has no interest in the merits of particular security holder proposals; the right of security holders to present proposals at the meeting, as distinguished from the right to include such proposals in management's proxy materials, turns upon state law. The Commission's sole concern is to insure that public investors received full and accurate information about all security holder proposals that are to, or should, be submitted to them for their action. If the company fails to include in its proxy materials a security holder proposal that it

should have included, the other security holders have not only been denied necessary information and the opportunity to vote for a proposal they favor, but unwittingly may have been given a proxy that management would vote against the proposal.[30]

The Proponents are currently preparing their filling materials for a floor proposal which will be identical to the Proposal which filed under rule 14a-8. This will make it the third year in a row that shareholders will have the opportunity to vote on concerns over FedEx's association with the team name regardless of the Staff decision on FedEx's no-action request.

It is on this basis that we believe that the principles underpinning the rule as quoted above require the Staff to deny the no-action request. If the Proposal does not appear in FedEx's proxy materials, shareholders will be denied necessary information about the Proposal and the opportunity to vote for an item they favor. This only serves to frustrate the purpose of the rule and the intention of Commission.

Conclusion

In conclusion, we respectfully request the Staff to inform the Company that rule 14a-8 requires a denial of the Company's no-action request. As demonstrated above, the Proposal is not excludable under rule 14a-8. Not only does the Proposal raise a significant social policy issue with a clear nexus to the Company, but it does so without micro-managing the Company. In the event that the Staff should decide to concur with the Company and issue a no-action letter, we respectfully request the opportunity to speak with the Staff in advance.

Please contact me at 503-894-7551 or jkron@trilliuminvest.com with any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,

Jonas Kron

cc: Clement Edward Klank III
Staff Vice President, Securities & Corporate Law
FedEx Corporation
ceklank@fedex.com

Susan White
Director, Oneida Trust

[30] Securities and Exchange Commission Release No. 19603, July 7, 1976 at page 3.

Oneida Tribe of Indians of Wisconsin
swhite@oneidanation.org

Valerie Heinonen, o.s.u.
Director, Shareholder Advocacy
Mercy Investment Services, Inc. and
Dominican Sisters of Hope
vheinonen@mercyinvestments.org

Reed Montague
Sustainability Analyst
Calvert Investments
Reed.montague@calvert.com

Appendix A

FEDEX's ASSOCIATION WITH WASHINGTON NFL TEAM CONTROVERSY

WHEREAS:

The NFL's Washington D.C. team name, "Redskins", has been the subject of widespread public debate for decades. That controversy has direct implications for FedEx because the team plays at FedEx Field.

Proponents believe this is a matter of human dignity and justice. "Redskins" remains a dehumanizing word characterizing people by skin color and a racial slur with hateful connotations. Virtually every major national American Indian organization has denounced use of Indian and Native related images, names and symbols disparaging or offending American Indian peoples, with over 2,000 academic institutions eliminating "Indian" sports references.

Anheuser-Busch, Philip Morris, Coca-Cola, Denny's, and Miller Brewing ceased association with names and symbols disparaging Native peoples. Proponents believe FedEx should drop or distance ties to name, logos and/or stadium sponsorship until the team abandons its name.

We believe FedEx may suffer reputational harm from this controversy illustrated as follows:

- In June 2014, the National Congress of American Indians wrote FedEx CEO Fred Smith stating it is "allowing its iconic brand to be used as a platform to promote the R-word — a racist epithet screamed at Native Americans as they were dragged at gunpoint off their lands."
- Cherokee, Chickasaw, Choctaw, Muscogee (Creek), Seminole and Osage nations announced boycotts of FedEx and urged others to join them.
- Members of the UK Parliament voiced opposition to the team playing in London in 2016 because of the team name.
- 67% of American Indians surveyed in 2014 agreed that the team name is a racist word or symbol.
- 200 civil rights organizations, including the NAACP, have condemned the name.
- 100 organizations petitioned FedEx to request review of its relationship with the team.
- Ten Congressional members sent letters urging a name change to team owner Dan Snyder, NFL Commissioner Goodell, and FedEx.
- 50 U.S. senators wrote to Commissioner Goodell urging the NFL to demonstrate that "racism and bigotry have no place in professional sports, ... [and] to endorse a name change for the Washington, D.C. football team."
- NBC's Bob Costas devoted a Sunday Night Football commentary to the name, concluding it is "a slur."

- Dozens of columnist and media outlets announced they would stop use of the name, including the *New York Daily News*, *Detroit News*, and *Kansas City Star*.
- The Fritz Pollard Alliance, which promotes NFL diversity and is named after the first black NFL head coach, announced opposition to the name.
- Thousands protested team games in 2014 and 2015.
- The U.S. Patent and Trademark Office cancelled the team's trademarks, calling the name "disparaging".
- 2016 Presidential candidates have weighed in on the name controversy.
- 25% of people surveyed in 2016 say the team should change its name, up from 18% in 2014.

RESOLVED: Shareholders request the Board issue a report by March 2017, at reasonable cost and omitting proprietary information, describing legal steps FedEx has taken and/or could take to distance itself from the Washington D.C. NFL team name.

June 10, 2016

VIA e-mail: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: FedEx Corporation – 2016 Annual Meeting Shareholder Proposal Regarding FedEx's Association With Washington NFL Team Controversy

Dear Sir/Madam:

This letter is submitted on behalf of The Oneida Trust of Oneida Tribe of Indians of Wisconsin and co-filers, Mercy Investment Services, Inc. and Calvert Investments, who are beneficial owners of shares of common stock of FedEx Corporation (hereinafter referred to as "FedEx" or the "Company"), and who have submitted a shareholder proposal (hereinafter referred to as "the Proposal") to FedEx, to respond to the letter dated May 12, 2016 sent to the Office of Chief Counsel by the Company, in which FedEx contends that the Proposal may be excluded from the Company's 2016 proxy statement under rule 14a-8(i)(7) – that it does not raise a significant policy issue and instead seeks to micro-manage complex business decisions.

I have reviewed the Proposal and the Company's letter, and based upon the foregoing, as well as upon a review of rule 14a-8, it is my opinion that the Proposal must be included in FedEx's 2016 proxy materials because the subject matter of the Proposal transcends the ordinary business of the Company by focusing on a significant social policy issue confronting the Company and the Proposal does not seek to micro-manage the Company. Therefore, we respectfully request that the Staff not issue the no-action letter sought by FedEx.

Pursuant to Staff Legal Bulletin 14D (November 7, 2008) we are filing our response via e-mail in lieu of paper copies and are providing a copy to FedEx's counsel Clement Edward Klank III, Staff Vice President, Securities & Corporate Law via e-mail at ceklank@fedex.com.

The Proposal

The Proposal, the full text of which is attached as Appendix A states:

> RESOLVED: Shareholders request the Board issue a report by March 2017, at reasonable cost and omitting proprietary information, describing legal steps FedEx has taken and/or could take to distance itself from the Washington D.C. NFL team name.

The Proposal Focuses on a Significant Policy Issue Confronting FedEx

It would appear that the primary disagreement between the Company and the Proponents is whether the Proposal focuses on a significant policy issue. As the Company asserts, "the issue has not reached the widespread level of consistent public debate and attention that the Staff has found necessary in the past to be considered a significant policy matter."

We respectfully disagree that the issue has not reached the point of being considered a significant policy matter and request the Staff reject the Company's argument.

Most recently the issue of whether the Washington NFL Football team should change its name has attracted a great deal of attention in the form of a Washington Post poll. On May 19, 2016 the Washington Post release a poll and published numerous articles which found that "Nine in 10 Native Americans say they are not offended by the Washington Redskins name". The story went on to state that the poll "shows how few ordinary Indians have been persuaded by a national movement to change the football team's moniker."[1]

In writing about the poll, the Washington Post noted that the issue has taken on the form of a "*national movement*"; that there is an "ongoing legal battle over the team's federal trademark registrations and the eventual destination of the next stadium"; that the issue has received "national attention"; and that "the concern about the team name is well documented and far reaching — from the Oval Office to the halls of Congress to the D.C. Council chambers."

The Washington Post's lengthy lead story was accompanied by a piece that had longer stand-alone quotes not just from people involved in the NFL and the sport, but a U.S. Representative, Senator Majority Leader Harry Reid, the president and CEO of The Leadership Council on Civil and Human Rights, and FedEx.[2]

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[1] https://www.washingtonpost.com/local/new-poll-finds-9-in-10-native-americans-arent-offended-by-redskins-name/2016/05/18/3ea11cfa-161a-11e6-924d-838753295f9a_story.html

[2] https://www.washingtonpost.com/news/dc-sports-bog/wp/2016/05/19/reaction-to-latest-redskins-name-poll-despite-results-strong-emotions-remain/

These pieces were accompanied by four other stories and "A guide to The Washington Post's coverage of the Redskins name debate".[3] This included a timeline that covered how the issue had been debated since 1972 and contained the following:

> Oct. 5, 2013: President Obama weighs in, telling the Associated Press: "If I were the owner of the team and I knew that there was a name of my team — even if it had a storied history — that was offending a sizable group of people, I'd think about changing it."
>
> Oct. 13, 2013: During halftime of "Sunday Night Football," NBC sportscaster Bob Costas declares the Redskins name "an insult, a slur, no matter how benign the present-day intent."
>
> June 18, 2014: The Trademark and Trial Appeal Board, in a 2-to-1 ruling, orders the cancellation of the Washington Redskins' six federal trademark registrations, handing Blackhorse and the other activists a victory.
>
> Aug. 22, 2014: The Washington Post's editorial board announces it will no longer use the team's name in editorials. It continues to appear in news stories.
>
> July 8, 2015: U.S. District Judge Gerald Bruce Lee upholds the trademark board ruling, giving Blackhorse a second win.
>
> Oct. 30, 2015: The Redskins appeal the trademark ruling to the U.S. Court of Appeals for the 4th Circuit in Richmond, where they are waiting for oral arguments to be scheduled.
>
> April 25, 2016: The Redskins petition the Supreme Court to hear their case alongside that of an Asian American rock band called the Slants. The Slants are also contesting the constitutionality of the 1946 Lanham Act, which bars federal trademark registrations that "may disparage persons, living or dead, institutions, beliefs, or national symbols, or bring them into contempt, or disrepute."

Two days later the Washington Post published an in depth story entitled "Inside the fight between Daniel Snyder and Native American activists over 'Redskins'" which described the many ways in which the issue has exploded into the national debate. While the story is too long to provide in full, a couple of extended quotes are particularly enlightening:

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[3] https://www.washingtonpost.com/news/dc-sports-bog/wp/2016/05/19/a-guide-to-the-washington-posts-coverage-of-the-redskins-name-debate/; https://www.washingtonpost.com/sports/redskins/nfls-reluctance-to-wade-into-redskins-name-debate-bolstered-by-polls-findings/2016/05/19/f382846a-1df4-11e6-9c81-4be1c14fb8c8_story.html; https://www.washingtonpost.com/lifestyle/style/some-in-the-news-media-are-still-offended-by-redskins-name-even-if-indians-arent/2016/05/19/df69a0c6-1df4-11e6-8c7b-6931e66333e7_story.html?tid=sm_tw_ps; https://www.washingtonpost.com/news/dc-sports-bog/wp/2016/05/19/one-nfl-owner-says-redskins-name-issue-is-gradually-going-away/; https://www.washingtonpost.com/local/a-brief-history-of-the-word-redskin-and-how-it-became-a-source-of-controversy/2016/05/19/062cd618-187f-11e6-9e16-2e5a123aac62_story.html.

The world's most powerful man had just uttered five words that, in an instant, fundamentally altered the debate.

"I'd think about changing it," President Obama said in early October 2013, explaining what he would do about the Washington Redskins' controversial name if he owned the team. Suddenly, a decades-long effort by Native American activists to force the franchise to retire its moniker reignited, commanding national attention for months to come.

...

Two days later, news broke that league officials had agreed to meet with activists. A week after that, NBC sportscaster Bob Costas declared to more than 20 million people watching "Sunday Night Football" that the name was a slur. In the months that followed, D.C. lawmakers denounced the word as "racist and derogatory," and 50 U.S. senators called on the National Football League to act.

"The volume," one team official said, "was overwhelming."

...

"We all waited for the biggest hit of all, which was the advertisers," said the person close to Snyder, who spoke on the condition of anonymity because he was not authorized to comment.

...

An enormous amount of free media coverage accompanied the push, turning Snyder into a favorite target of satirists. "South Park," "The Daily Show With Jon Stewart" and the New Yorker magazine all took aim at him.

...

Both the Oneida and the National Congress of American Indians asked FedEx, which bought the naming rights to the team's stadium in Landover, Md., to sever ties with the Redskins, and at least one tribe announced a boycott of the company.

But it was not just these and other Washington Post stories[4] that covered the issue in late May 2016. Stories appeared in a wide variety of media outlets including The New York Times, The Nation, The Los Angeles Times, International Business Times, The Washington

[4] https://www.washingtonpost.com/news/dc-sports-bog/wp/2016/05/24/redskins-name-poll-didnt-change-the-opinions-of-peter-king-and-bob-costas/ and https://www.washingtonpost.com/opinions/im-dropping-my-protest-of-washingtons-football-team-name/2016/05/19/b09e8e7e-1cfe-11e6-8c7b-6931e66333e7_story.html

Times, The Chicago Sun Times, NBC Sports, Bloomberg BNA, New York Post, National Public Radio, ESPN, The Guardian, Breitbart, Yahoo Sports, MarketWatch, UPI, The Chicago Tribune and The Miami Herald (reprints of Washington Post), and Inc. Magazine.[5]

The methodology and results of the Washington Post poll also came in for very forceful criticism. The Native American Journalists Association (NAJA) argued that the poll

> relies completely on "self-identified" Native American respondents in its sampling. It is a known and commonly debated issue in Indian Country that "self-identity" is not a reliable indicator of indigenous tribal ancestry. There are numerous available examples of statistical data sets, including the U.S. Census, that are skewed by non-Native individuals claiming to be Native American based on personal belief rather than verifiable citizenship with a tribal nation, or verifiable lineage from a tribal citizen.[6]

Applying this concern to the poll, NAJA explained that because only 44 percent of the individuals interviewed claimed to be tribal citizens and the remaining 56 percent claimed to be Native American but were not tribal citizens, more than half of those interviewed were likely not Native American.

And even beyond this criticism of the poll, many argued that regardless of polls it is still wrong to use the term. As Sports Illustrated writer Peter King put it, "If somewhere between 10 and 21 percent of Native American are offended by the team name or find it

---

[5] http://mobile.nytimes.com/2016/05/22/sports/football/redskins-poll-prompts-a-linguistic-debate.html; http://mobile.nytimes.com/2016/05/26/sports/football/times-readers-have-their-say-on-redskin.html; http://www.thenation.com/article/on-the-shameful-and-skewed-redskins-poll/; http://www.latimes.com/opinion/la-ol-washington-redskins-racism-nfl-native-american-20160525-snap-story.html; http://www.ibtimes.com/redskins-name-change-calls-new-nfl-nickname-remain-despite-poll-results-2372052; http://www.washingtontimes.com/news/2016/may/27/activists-criticize-poll-on-offensiveness-of-redsk/; http://chicago.suntimes.com/sports/whats-in-a-name-not-much-according-to-poll-on-redskins/; http://profootballtalk.nbcsports.com/2016/05/21/native-american-journalists-association-criticizes-washington-post-poll/; http://profootballtalk.nbcsports.com/2016/05/20/ncai-representative-calls-washington-post-poll-irrelevant-to-team-name-debate/; http://www.bna.com/offensive-redskins-survey-b57982072767/; http://nypost.com/2016/05/22/why-decency-matters-more-than-polls-for-redskins-team-name/; http://www.npr.org/2016/05/20/478886120/poll-finds-most-native-americans-arent-offended-by-redskins-name?sc=17&f=2&utm_source=iosnewsapp&utm_medium=Email&utm_campaign=app; http://espn.go.com/nfl/story/_/id/15608840/native-americans-say-unbothered-redskins-team-name-washington-post-poll; https://www.theguardian.com/sport/2016/may/19/washington-redskins-name-poll-native-american-opinion; http://www.breitbart.com/sports/2016/05/31/peter-king-90-of-native-americans-ok-with-redskins-doesnt-make-name-ok-with-me/; http://sports.yahoo.com/news/poll-redskins-unoffensive-most-native-americans-204819035--nfl.html; http://www.marketwatch.com/story/redskins-poll-is-really-about-a-new-nfl-stadium-2016-05-20; http://www.upi.com/Sports_News/2016/05/20/Poll-Native-Americans-approve-of-Redskins-name/8381463732016/; http://www.inc.com/jeff-haden/forget-the-poll-why-the-washington-redskins-should-change-their-name.html

[6] http://www.naja.com/news/m.blog/509/naja-and-unity-respond-to-recent-washington-nfl-team-name-poll

disrespectful, then why continue to use it?"[7] And as the NAJA statement explained, in 2005 the American Psychological Association called for the permanent discontinuance of Native American mascots based on a growing body of scientific research that these mascots are harmful to Native American youth by undermining their communities, education and self-image.

This coverage in May 2016 was just the most recent peak in a steady stream of stories over the second half of 2015 and early 2016. Since the last time the Staff considered the issue, a federal judge ordered, in July 2015, the cancellation of the team's federal trademark registrations. As the Washington Post described it at the time:

> The Washington Redskins lost the biggest legal and public relations battle yet in the war over the NFL team's name after a federal judge Wednesday ordered the cancellation of its federal trademark registrations, opposed for decades by Native American activists who call the name disparaging.[8]

The Team subsequently appealed the case to the Fourth Circuit.

In October 2015, the media took note when Republican Presidential Candidates Donald Trump and Jeb Bush found an unusual point of agreement: that the team should keep the "Redskins" name.[9] That same month, the State of California became the first state to ban schools from using the "Redskins" team name or mascot.[10]

In February 2016, demonstrating ongoing interest in the issue, Public Policy Polling issued a poll that showed 25% of people surveyed believed that the team should change its name, while 64% said it should remain as-is. This was an increase from 2014 of 18% and was highlighted in the media coverage of the poll.[11]

Later that month, U.S. Rep. John Katko became the third Republican in Congress to publicly speak out against the name and support the national effort because it "represents a hateful, hurtful slur from a bygone era."[12]

The issue then took on an international aspect when the team announced that it would be playing a 2016 exhibition game at Wembley Stadium in the UK. In response to the announcement, parliament members Ruth Smeeth and Ian Austin sent a let to the NFL

---

[7] https://www.washingtonpost.com/news/dc-sports-bog/wp/2016/05/24/redskins-name-poll-didnt-change-the-opinions-of-peter-king-and-bob-costas/
[8] https://www.washingtonpost.com/local/judge-upholds-cancellation-of-redskins-trademarks-in-a-legal-and-symbolic-setback-for-team/2015/07/08/5a65424e-1e6e-11e5-aeb9-a411a84c9d55_story.html
[9] http://www.nytimes.com/politics/first-draft/2015/10/05/trump-and-bush-find-common-ground-on-washingtons-football-team/
[10] http://time.com/4069543/california-state-ban-redskins/
[11] https://www.washingtonian.com/2016/02/05/poll-25-percent-of-football-fans-think-redskins-should-change-their-name/
[12] http://www.syracuse.com/politics/index.ssf/2016/02/rep_john_katko_to_nfl_washington_redskins_name_is_hateful_hurtful_slur.html

which asked the league to have the team change its name or "at the minimum, send a different team to our country to represent the sport, one that does not promote a racial slur." The letter noted that the presence of the team at the stadium would cause difficulties because both the BBC and Wembley Stadium have regulations against racial slurs.[13]

The issue arose again in the U.S. presidential campaign when U.S. Senator Bernie Sanders spoke up against the name in a March rally in Arizona.[14]

Then, on the eve of the Washington Post poll, the issue reached the level of the U.S. Supreme Court and a First Amendment case. As discussed earlier, the Team is engaged in litigation before the Fourth Circuit in an effort to overturn the district court order to cancel the Team's federal trademark registrations. This spring, however, the Team filed a petition for certiorari with the U.S. Supreme Court in an effort to have the case heard along side another case where a federal trademark registration was denied for being disparaging. If the Court grants certiorari, the arguments surrounding the Team name will have the potential to become a major First Amendment case before the nation's highest court.[15]

Finally, it is critical to point out that this latest year of widespread public debate over the Team name invariably is linked to FedEx. The Company, because it has paid for its name to be attached prominently to the team stadium FedEx Field, inevitably gets drawn into the discussion and debate. This presents a continuous and ongoing threat to the Company brand and image that is rightly of concern for its shareholders.

Added to this risk is an ongoing question about where a new team stadium might be built. With many leaders in the District of Columbia objecting vigorously to the name Redskins, there is a constant debate about whether the Team will stay at FedEx Field and keep its name, or change its name so that it can move to a new stadium in the District of Columbia. This controversy will continue to occupy FedEx's attention until 2027, the date at which the Team's lease at FedEx Field in Landover, Maryland ends.

Similarly, FedEx's involvement was recently discussed in Marketwatch[16] and UPI[17] – and FedEx's name came before to readers in Chicago and Miami through the reprints[18] of the Washington Post's coverage.

The debate, however, is not just about FedEx and its naming rights to the stadium. The discussion also involves FedEx's CEO, Chairman and President, Fred Smith, because he is a

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[13] http://www.cbssports.com/nfl/news/parliament-members-to-nfl-change-redskins-name-or-forget-london/

[14] http://www.si.com/nfl/2016/03/18/bernie-sanders-opposes-washington-redskins-name

[15] http://www.nytimes.com/2016/05/03/us/politics/supreme-court-redskins-trademark-case.html?_r=0

[16] http://www.marketwatch.com/story/redskins-poll-is-really-about-a-new-nfl-stadium-2016-05-20

[17] http://www.upi.com/Sports_News/2016/05/20/Poll-Native-Americans-approve-of-Redskins-name/8381463732016/

[18] http://www.chicagotribune.com/sports/football/ct-new-poll-native-americans-redskins-20160519-story.html; http://www.miamiherald.com/news/nation-world/national/article79159352.html

part owner of the team. For example, in the coverage of the May 2016 Washington Post Poll, the paper wrote:

> FedEx, which holds the naming rights to the Redskins' FedEx Field, found the poll "consistent with other research we've seen concerning the name," spokesman Patrick Fitzgerald said in a statement. "We highly value our sponsorship of FedEx Field, which not only hosts the Washington Redskins, but is also home to a variety of major entertainment and sports events and multiple community activities. We are proud that FedEx Field is a venue that is used by a wide range of community groups." FedEx Chairman and President Fred Smith is a part owner of the Redskins.[19]

As these stories show, FedEx's involvement in the controversy is multi-faceted and constant. FedEx is a sponsor of the Team. FedEx has its name on the Team stadium. And FedEx's CEO, President and Chairman is a part owner of the team.

The importance of this advertising relationship was highlighted in the recent Washington Post story. "'We all waited for the biggest hit of all, which was the advertisers,'" said the person close to Snyder, who spoke on the condition of anonymity because he was not authorized to comment." Advertisers, like FedEx, are the lynch pin that will inevitably play a role in whatever ultimate decision is reached. This clearly establishes the nexus between FedEx and the widespread public debate over the Team name.

Finally, all of the preceding evidence that the Team name is a significant issue confronting FedEx is in addition to the evidence the Proponents presented in their 2014 and 2015 letters in response to those year's no-action requests from FedEx. We incorporate that evidence herein and it can be found at https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2015/trilliumasset072115-14a8.pdf and https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2014/trilliumasset071114-14a8.pdf

To highlight a few points from those letters that have not been raised in this letter.

- As reported in the January 19, 2015 *Washington Post*: "After failing for months to persuade Washington Redskins owner Daniel Snyder to meet with Native Americans opposed to the team's name, a prominent civil rights organization that works closely with the National Football League [The Fritz Pollard Alliance] is calling for the moniker to change."[20] The co-chairman of the group, John Wooten, a Washington DC team lineman in the late 1960s, stated "We have to take a stand. That name has to be changed. We can't just leave it up to [the team]. We think it's disrespectful. We think it's, by definition, demeaning,"

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[19] https://www.washingtonpost.com/news/dc-sports-bog/wp/2016/05/19/reaction-to-latest-redskins-name-poll-despite-results-strong-emotions-remain/

[20] http://www.washingtonpost.com/local/civil-rights-group-closely-allied-with-the-nfl-calls-for-the-redskins-to-change-its-name/2015/01/18/d8c692ce-9cfe-11e4-bcfb-059ec7a93ddc_story.html

- At the November 2, 2014 team game in Minnesota, thousands of protestors showed up to call for the team to change its name and to listen to speeches from a dozen civic leaders including Rep. Betty McCollum (D-Minn.).[21] This was followed by a protest at FedEx Field: "In a year marked by significant moments for opponents of the Washington Redskins mascot, they achieved yet another one on Sunday, this time outside the 79,000-seat cathedral at which the name is most revered and its change most resisted: FedEx Field."[22]
- The Cherokee, Chickasaw, Choctaw, Muscogee (Creek), Seminole and Osage nations are boycotting FedEx and are urging others to join them.[23]
- In June 2014, the National Congress of American Indians sent a letter to FedEx CEO Fred Smith concerning the team name stating that it is "allowing its iconic brand to be used as a platform to promote the R-word — a racist epithet that was screamed at Native Americans as they were dragged at gunpoint off their lands."[24]
- In October 2013, the National Congress of American Indians (NCIA) passed a resolution entitled "Commending Efforts to Eliminate Racist Stereotypes in Sports and Calling on the U.S. President and Congress to Combat These Continuing Affronts to Native Peoples" which specifically "condemns the Washington NFL franchise." NCAI also issued a report entitled *Ending the Legacy Of Racism in Sports & the Era of Harmful "Indian" Sports Mascots* outlining "the team's ugly and racist legacy, while highlighting the harmful impact of negative stereotypes on Native peoples."[25]
- In December 2013, the Leadership Conference on Civil and Human Rights, which includes the NAACP, American Association of People with Disabilities, National Organization of Women and the AFL-CIO, passed by acclamation a resolution urging the Washington NFL team to change its name.[26]
- In April 2014 United Nations Special Rapporteur James Anaya urged "the team owners to consider that the term 'redskin' for many is inextricably linked to a history of suffering and dispossession, and that it is understood to be a pejorative and disparaging term that fails to respect and honour the historical and cultural legacy of the Native Americans in the US."[27]
- A June 2014 Associated Press story entitled "FedEx stays neutral in debate over Redskins name" began "The company most associated with the Washington Redskins is keeping its distance from the debate over the team's name in the

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[21] http://www.washingtonpost.com/local/in-minnesota-native-americans-march-rally-to-protest-redskins-name/2014/11/02/fc38b8d0-6299-11e4-836c-83bc4f26eb67_story.html

[22] http://www.washingtonpost.com/local/at-fedex-field-redskins-name-protesters-exchange-sharp-words-with-fans/2014/12/28/f3aa1acc-8ed3-11e4-a412-4b735edc7175_story.html

[23] http://www.cnn.com/2014/09/24/us/washington-redskins-osage-nation-fedex/
http://www.dailymail.co.uk/news/article-2770047/Native-American-chief-tells-tribal-employees-not-use-FedEx-Redskins-play-FedEx-stadium-change-team-name.html

[24] http://usatoday30.usatoday.com/SPORTS/usaedition/2014-06-25-update-625_ST_U.htm

[25] http://www.ncai.org/attachments/Resolution_OYdGFAZFMqQHpjvyNLpIcWKmsrTcaUnlcqeMnyetmhetMvcyVZn_TUL-13-050%20Final.pdf and http://www.ncai.org/news/articles/2013/10/10/ncai-releases-report-on-history-and-legacy-of-washington-s-harmful-indian-sports-mascot

[26] http://www.usatoday.com/story/sports/nfl/redskins/2013/12/12/mascot-controversy--leadership-conference-on-civil-and-human-rights/4004505/

[27] http://www.un.org/apps/news/story.asp?NewsID=47559&Cr=indigenous&Cr1=#.U5nvI5RdXRx

aftermath of a trademark ruling that found the name to be "disparaging" to Native Americans."[28]

- In May 2013, ten Congressional members sent letters urging a name change to team owner Dan Snyder and NFL Commissioner Goodell. But the letter was also sent specifically to FedEx, as a team sponsor, arguing "Inaction on (FedEx's) part would imply complicity and may adversely affect your rewarding relationships with the public and your shareholders."[29]

As demonstrated above it is evident that this national controversy has played out not only in sports media, but also at the White House, Capitol Hill, mainstream media, academia, football stadium parking lots, the courts, federal regulators, the United Nations, the United Kingdom parliament and civil rights organizations. It is clear that the naming controversy is not only subject to widespread public debate, but that the debate has ensnared FedEx.

As the commission has stated: "The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." Exchange Act Release 34-40018 (May 21, 1998).

The Staff has indicated that it considers a number of indicia when considering this question including the presence of widespread public debate, media coverage, regulatory activity, legislative activity and whether the issue has been a part of the public debate for a sufficient length of time. We believe the controversy surrounding the Washington Football Team name and FedEx's association with it fits squarely within those indicia.

Additionally, the Commission observed in 1998, in light of "changing societal views, the Division adjusts its view with respect to 'social policy' proposals involving ordinary business. Over the years, the Division has reversed its position on the excludability of a number of types of proposals, including plant closings, the manufacture of tobacco products, executive compensation, and golden parachutes." *Id.* We believe this is precisely the situation we are in today. As time has passed, the controversy surrounding the Team name has ripened as an issue for shareholders.

---

[28] http://www.washingtonpost.com/national/fedex-stays-neutral-in-debate-over-redskins-name/2014/06/19/22d022b4-f808-11e3-8118-eae4d5b48c7d_story.html
[29] http://a.espncdn.com/photo/2013/0528/faleomavaega.pdf

Based on the above, it is abundantly clear that FedEx has not met its burden under the rule of showing that the issue is not a significant policy issue facing the Company. Not only does the evidence demonstrate a widespread public debate, but it also shows a very clear nexus with FedEx. Consequently, we respectfully request the Staff inform the Company that it is not entitled to exclude the Proposal from its proxy statement.

The Proposal Does Not Seek to Micro-Manage the Company

The Company argues that the Proposal should also be excluded because it seeks to micro-manage the company's advertising and marketing decisions. The SEC explained in its 1998 Interpretive Release (Exchange Act Release No. 40018 (May 21, 1998)) that proposals are not permitted to seek "to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Such micro-management may occur where the proposal "seeks intricate detail, or seeks specific time-frames or methods for implementing complex policies." However, "timing questions, for instance, could involve significant policy where large differences are at stake, and proposals may seek a reasonable level of detail without running afoul of these considerations."

In the 1998 Release, the Commission cited favorably to *Amalgamated Clothing and Textile Workers Union v. Wal-Mart Stores, Inc.*, 821 F. Supp. 877, 891 (S.D.N.Y. 1993) when discussing how to determine whether a proposal probed too deeply into matters of a complex nature. In *ACTWU*, the court was addressing the ordinary business exclusion in the context of employment discrimination at a retailer. The court concluded that the following request did not probe too deeply into the company's business:

> 1. A chart identifying employees according to their sex and race in each of the nine major EEOC defined job categories for 1990, 1991, and 1992, listing either numbers or percentages in each category.
>
> 2. A summary description of any Affirmative Action policies and programs to improve performances, including job categories where women and minorities are underutilized.
>
> 3. A description of any policies and programs oriented specifically toward increasing the number of managers who are qualified females and/or belong to ethnic minorities.
>
> 4. A general description of how Wal-Mart publicizes our company's Affirmative Action policies and programs to merchandise suppliers and service providers.
>
> 5. A description of any policies and programs favoring the purchase of goods and services from minority- and/or female-owned business enterprises.

Under this standard "the Board [to] issue a report by March 2017, at reasonable cost and omitting proprietary information, describing legal steps FedEx has taken and/or could take to distance itself from the Washington D.C. NFL team name", as requested in the Proposal, is very appropriate for shareholder consideration. The Proposal does not delve into the level of detail sought in *ACTWU* – if anything it is directed at a much more general level with significantly less information requested.

In fact, the Proposal is quite simple and asks shareholders to have an opinion on something that they are "in a position to make an informed judgment." It is a well-known and easily understood fact that FedEx has the naming rights to the Team stadium. It is a well-known and easily understood fact that the Team and FedEx are caught up widespread public accusations that the Team name is racist and derogatory to Native Americans. It is also, easily understood that the FedEx CEO, President and Chairman is a part owner of the team. Given these facts, shareholders simply need to decide whether they think more information from the Board about how FedEx is currently or could in the future distance itself from the team name would be useful.

We believe that shareholders in a consumer facing company, operating in a competitive marketplace, and with the need for strong brand trust will be interested in this information. At the very least, it is a reasonable question for investors to ask of their board. For the reasons provided above, we urge the Staff to conclude that the Proposal does not seek to micro-manage the Company.

Excluding the Proposal from the Proxy Will Deny Shareholders Necessary Information for Making a Proxy Determination

Despite FedEx's success in excluding the Proposal in 2014 and 2015, shareholders that have attended the Company's AGMs in 2014 and 2015 have actually been able to vote on the matter in the form of floor proposals. In both of those years, the Proponents successfully filed floor proposals that were analogous to the current Proposal. Those floor proposals appeared on the AGM agendas, proponents and supporters were afforded opportunities to speak to the gathered shareholders at the meetings, shareholders in attendance at the meetings voted on the floor proposals, and management, being in possession of the vast majority of shareholder proxies, voted against the proposals.

We raise these facts, in light of the basic principles underlying rule 14a-8 as described by the Commission in 1976:

> The Commission, of course, has no interest in the merits of particular security holder proposals; the right of security holders to present proposals at the meeting, as distinguished from the right to include such proposals in management's proxy materials, turns upon state law. The Commission's sole concern is to insure that public investors received full and accurate information about all security holder proposals that are to, or should, be submitted to them for their action. If the company fails to include in its proxy materials a security holder proposal that it

> should have included, the other security holders have not only been denied necessary information and the opportunity to vote for a proposal they favor, but unwittingly may have been given a proxy that management would vote against the proposal.[30]

The Proponents are currently preparing their filling materials for a floor proposal which will be identical to the Proposal which filed under rule 14a-8. This will make it the third year in a row that shareholders will have the opportunity to vote on concerns over FedEx's association with the team name regardless of the Staff decision on FedEx's no-action request.

It is on this basis that we believe that the principles underpinning the rule as quoted above require the Staff to deny the no-action request. If the Proposal does not appear in FedEx's proxy materials, shareholders will be denied necessary information about the Proposal and the opportunity to vote for an item they favor. This only serves to frustrate the purpose of the rule and the intention of Commission.

Conclusion

In conclusion, we respectfully request the Staff to inform the Company that rule 14a-8 requires a denial of the Company's no-action request. As demonstrated above, the Proposal is not excludable under rule 14a-8. Not only does the Proposal raise a significant social policy issue with a clear nexus to the Company, but it does so without micro-managing the Company. In the event that the Staff should decide to concur with the Company and issue a no-action letter, we respectfully request the opportunity to speak with the Staff in advance.

Please contact me at 503-894-7551 or jkron@trilliuminvest.com with any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,

Jonas Kron

cc: Clement Edward Klank III
Staff Vice President, Securities & Corporate Law
FedEx Corporation
ceklank@fedex.com

Susan White
Director, Oneida Trust

[30] Securities and Exchange Commission Release No. 19603, July 7, 1976 at page 3.

Oneida Tribe of Indians of Wisconsin
swhite@oneidanation.org

Valerie Heinonen, o.s.u.
Director, Shareholder Advocacy
Mercy Investment Services, Inc. and
Dominican Sisters of Hope
vheinonen@mercyinvestments.org

Reed Montague
Sustainability Analyst
Calvert Investments
Reed.montague@calvert.com

Appendix A

FEDEX's ASSOCIATION WITH WASHINGTON NFL TEAM CONTROVERSY

WHEREAS:

The NFL's Washington D.C. team name, "Redskins", has been the subject of widespread public debate for decades. That controversy has direct implications for FedEx because the team plays at FedEx Field.

Proponents believe this is a matter of human dignity and justice. "Redskins" remains a dehumanizing word characterizing people by skin color and a racial slur with hateful connotations. Virtually every major national American Indian organization has denounced use of Indian and Native related images, names and symbols disparaging or offending American Indian peoples, with over 2,000 academic institutions eliminating "Indian" sports references.

Anheuser-Busch, Philip Morris, Coca-Cola, Denny's, and Miller Brewing ceased association with names and symbols disparaging Native peoples. Proponents believe FedEx should drop or distance ties to name, logos and/or stadium sponsorship until the team abandons its name.

We believe FedEx may suffer reputational harm from this controversy illustrated as follows:

- In June 2014, the National Congress of American Indians wrote FedEx CEO Fred Smith stating it is "allowing its iconic brand to be used as a platform to promote the R-word — a racist epithet screamed at Native Americans as they were dragged at gunpoint off their lands."
- Cherokee, Chickasaw, Choctaw, Muscogee (Creek), Seminole and Osage nations announced boycotts of FedEx and urged others to join them.
- Members of the UK Parliament voiced opposition to the team playing in London in 2016 because of the team name.
- 67% of American Indians surveyed in 2014 agreed that the team name is a racist word or symbol.
- 200 civil rights organizations, including the NAACP, have condemned the name.
- 100 organizations petitioned FedEx to request review of its relationship with the team.
- Ten Congressional members sent letters urging a name change to team owner Dan Snyder, NFL Commissioner Goodell, and FedEx.
- 50 U.S. senators wrote to Commissioner Goodell urging the NFL to demonstrate that "racism and bigotry have no place in professional sports, ... [and] to endorse a name change for the Washington, D.C. football team."
- NBC's Bob Costas devoted a Sunday Night Football commentary to the name, concluding it is "a slur."

- Dozens of columnist and media outlets announced they would stop use of the name, including the *New York Daily News*, *Detroit News*, and *Kansas City Star*.
- The Fritz Pollard Alliance, which promotes NFL diversity and is named after the first black NFL head coach, announced opposition to the name.
- Thousands protested team games in 2014 and 2015.
- The U.S. Patent and Trademark Office cancelled the team's trademarks, calling the name "disparaging".
- 2016 Presidential candidates have weighed in on the name controversy.
- 25% of people surveyed in 2016 say the team should change its name, up from 18% in 2014.

RESOLVED: Shareholders request the Board issue a report by March 2017, at reasonable cost and omitting proprietary information, describing legal steps FedEx has taken and/or could take to distance itself from the Washington D.C. NFL team name.

Clement Edward Klank III
Staff Vice President
Securities & Corporate Law

942 South Shady Grove Road
Memphis, TN 38120

Telephone 901.818.7167
Fax 901.492.7286
ceklank@fedex.com

FedEx Corporation

VIA E-MAIL

May 12, 2016

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: **FedEx Corporation – Omission of Stockholder Proposal Relating to FedEx's Association with Washington NFL Team Controversy**

Ladies and Gentlemen:

The purpose of this letter is to inform you, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, that FedEx Corporation (the "Company") intends to omit from its proxy statement and form of proxy for the 2016 annual meeting of its stockholders (the "2016 Proxy Materials") the stockholder proposal and supporting statement attached hereto as **Exhibit A** (the "Stockholder Proposal"), which was submitted by Trillium Asset Management, LLC ("Trillium") on behalf of The Oneida Trust of the Oneida Tribe of Indians of Wisconsin ("Oneida") and by the following other stockholders, who have designated Oneida as the lead filer and, therefore, Trillium as the liaison for all of the co-filers of the Stockholder Proposal: Mercy Investment Services, Inc. and Calvert VP S&P 500 Index Portfolio (together with Oneida, the "Proponents"). Related correspondence with the Proponents is also attached as **Exhibit A**.

The Stockholder Proposal may be excluded from our 2016 Proxy Materials pursuant to Rule 14a-8(i)(7) because it deals with matters relating to our ordinary business operations — namely, the manner in which we advertise. We hereby respectfully request confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend any enforcement action if we exclude the Stockholder Proposal from our 2016 Proxy Materials.

In accordance with Rule 14a-8(j), we are:

- submitting this letter not later than 80 days prior to the date on which we intend to file definitive 2016 Proxy Materials; and

- simultaneously providing a copy of this letter and its exhibit to the Proponents, thereby notifying them of our intention to exclude the Stockholder Proposal from our 2016 Proxy Materials.

The Stockholder Proposal

The Stockholder Proposal states, in relevant part:

"RESOLVED: Shareholders request the Board issue a report by March 2017, at reasonable cost and omitting proprietary information, describing legal steps FedEx has taken and/or could take to distance itself from the Washington D.C. NFL team name."

We received the Stockholder Proposal on April 15, 2016.

Legal Analysis

1. ***The Stockholder Proposal may be excluded under Rule 14a-8(i)(7) because its subject matter relates to our ordinary business operations***

In no-action letters involving substantially similar proposals submitted to us by several of the same proponents in 2009, 2014 and 2015, the Staff determined that the proposals were excludable under Rule 14a-8(i)(7), as relating to our ordinary business operations (*i.e.*, the manner in which we advertise). *FedEx Corp. (Mercy Investment Program et al.)* (July 14, 2009), *FedEx Corp. (Trillium Asset Management et al.)* (July 11, 2014) (*"Trillium I"*) and *FedEx Corp. (Trillium Asset Management et al.)* (July 21, 2015) (*"Trillium II"*). *See also Tootsie Roll Industries, Inc.* (Jan. 31, 2002).

Rule 14a-8(i)(7) allows a company to omit from its proxy materials a shareholder proposal that relates to the company's "ordinary business" operations. According to the release of the Securities and Exchange Commission (the "Commission") accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" does not necessarily refer to business that is "'ordinary' in the common meaning of the word," but instead "is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release").

In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and identified two central considerations that underlie this policy. The first consideration relates to a proposal's subject matter. The Commission explained in its 1998 Release that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration relates to proposals that, if implemented, would restrict or regulate certain complex company matters. The Commission noted that such proposals seek "to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." 1998 Release (citing Exchange Act Release No. 12999 (Nov. 22, 1976)).

The Stockholder Proposal may be excluded from our 2016 Proxy Materials, as were the similar proposals that were submitted to us in 2009, 2014 and 2015, because the subject matter of the report requested by the Stockholder Proposal is the manner in which we advertise our Company and services and allocate our marketing budget, a subject matter that falls directly within the scope of our day-to-day business operations. As discussed below, the Staff has consistently taken the position that a company's advertising practices are matters of ordinary business operations. Consequently, the Staff has consistently permitted the omission under Rule 14a-8(i)(7) of stockholder proposals that aim to manage a company's advertising.

a. When a proposal requests the preparation of a report, the relevant inquiry is whether the subject matter of the report relates to ordinary business

The Stockholder Proposal requests the preparation of a report. Under well-established principles, the topic of the report, whatever form it might take, is the relevant consideration for exclusion on ordinary business grounds. In Exchange Act Release No. 34-20091 (Aug. 16, 1983), the Commission stated that where a proposal requests that a company prepare a report on specific aspects of its business, "the staff will consider whether the subject matter of the special report . . . involves a matter of ordinary business" and "where it does, the proposal will be excludable." In accordance with this directive, the Staff has consistently permitted the exclusion of proposals seeking the preparation of reports on matters of ordinary business. *See, e.g., AT&T Corp.* (Feb. 21, 2001); *The Mead Corp.* (Jan. 31, 2001); *Wal-Mart Stores, Inc.* (Mar. 15, 1999); and *Nike, Inc.* (July 10, 1997).

b. The requested report relates to our ordinary business operations — namely, the manner in which we advertise — so the Stockholder Proposal is excludable

The Stockholder Proposal asks for a report describing how we have or could distance ourselves from the Washington D.C. NFL team name. Our Company has entered into a long-term contract which gives us the right to place our brand name on the Washington Redskins' stadium, which is called FedExField. The resolution and the supporting statement question our business decision to advertise our company via these naming rights by requesting a report on steps that we have taken to disassociate from the name. Such a report would require us to explain not only our selection of how we should best spend our resources to promote our Company and our recognizable brand, but in asking for the steps taken to "distance [ourselves]" from the name of the team, would force us to justify our business decision because it already carries a negative connotation. The resolution and the nature of the report sought assume that the Company should defend the manner in which we have decided to advertise our Company.

The Staff has repeatedly recognized that the manner in which a company advertises is a matter of ordinary business and that proposals relating to a company's advertising practices infringe on management's core function of overseeing business practices, even when shareholders question the images used to promote a company rather than the company's marketing and advertising strategy. The allocation of marketing and advertising resources to best promote a company is a key management function, especially for companies with recognizable brand names such as ours. As a result, the Staff has consistently allowed exclusion of such proposals from a company's proxy materials under Rule 14a-8(i)(7). *See, e.g., FedEx Corp. (Trillium II)*; *FedEx Corp. (Trillium I); PepsiCo, Inc.* (Jan. 10, 2014) (proposal requesting that the company issue a public statement indicating that a commercial for the company's product was presented in poor taste); *FedEx Corp. (Mercy Investment Program et al.); Tootsie Roll Industries, Inc.* (proposal requesting that the company "identify and disassociate from any offensive imagery to the American Indian community" in product marketing, advertising, endorsements, sponsorships, and promotions)*; The Walt Disney Company* (Nov. 30, 2007) (proposal requesting a report on the company's efforts to avoid the use of negative and discriminatory racial, ethnic and gender stereotypes in its products); *PG&E Corporation* (Feb. 14, 2007) (proposal requesting that the company cease its advertising campaign promoting solar or wind energy sources); and *Federated Department Stores, Inc.* (Mar. 27, 2002) (proposal requesting that the company "identify and disassociate from any offensive imagery to the American Indian community" in product marketing, advertising, endorsements, sponsorships and promotions).

As the no-action letters above indicate, the Staff has consistently allowed companies to exclude shareholder proposals that implicitly criticize advertising decisions that may not be viewed favorably by everyone. This Staff view is also consistent with no-action letters permitting companies to exclude proposals that criticize management's selection of what types of products to sell, where the products may be controversial. Advertising, marketing and product selection decisions are fundamental to management's role and responsibilities in running a company. *See, e.g., Netflix, Inc.* (March 14, 2016) (proposal requesting a comprehensive report on "the reputational risks related to offensive portrayals of Native Americans, American Indians and other Indigenous People" in the company's distributed filmed content); *Hewlett-Packard Company* (Jan. 23, 2015) (proposal requesting that the board provide a comprehensive report on the company's sales of products and services to the military, police and intelligence agencies of foreign countries); and *Wal-Mart Stores, Inc.* (Mar. 20, 2014) (proposal requesting that the board amend the company's compensation, nominating and governance committee charter to provide for oversight concerning the formulation and implementation of policies and standards that determine whether or not the company should sell a product, guns equipped with magazines holding more than ten rounds of ammunition, that especially endangers public safety and well-being, has the substantial potential to impair the reputation of the company and/or would reasonably be considered by many offensive to the family and community values integral to the company's promotion of its brand). The U.S. Court of Appeals for the Third Circuit recently decided Wal-Mart could exclude the same proposal on the basis of Rule 14a-8(i)(7).

Like the Wal-Mart case, the Staff has continued to concur in the exclusion of shareholder proposals that focus on a company's ordinary business decisions, even those that some may argue brings reputational harm to the company, a risk that the Proponents cite in the Stockholder Proposal. *See, e.g., Netflix, Inc.*; *Amazon.com, Inc.* (March 27, 2015) (proposal requesting that the company disclose "reputational and financial risks" resulting from the treatment of animals used to produce certain of its products, a business practice that could ignite controversy or raise questions of social values); and *PepsiCo, Inc.* (concurring in the exclusion of the proposal on the basis that the "proposal relates to the manner in which PepsiCo advertises its products" despite the claim in the proposal that a PepsiCo advertisement appealed "to the worst in human behavior").

Several of the Proponents have submitted substantially identical proposals on the topic in prior years, which the Staff has permitted to be excluded. In *FedEx Corp. (Trillium II)*, the Proponents submitted a proposal (the "2015 Proposal") that is essentially the same as the Stockholder Proposal. In *FedEx Corp. (Trillium I)*, the proposal (the "2014 Proposal") requested that the Company issue a report addressing "how FedEx can better respond to reputational damage from its association with the Washington D.C. NFL franchise team name controversy, including a discussion of how it is overseeing senior management's handling of the controversy and FedEx's efforts to distance or disassociate itself from the franchise and/or team name." Similarly, in *FedEx Corp. (Mercy Investment Program et al.)*, the proposal (the "2009 Proposal" and, collectively with the 2014 Proposal and the 2015 Proposal, the "Proposals") requested that the Company issue a report addressing, among other things, its "efforts to identify and disassociate from any names, symbols and imagery which disparage American Indian peoples in products, advertising, endorsements, sponsorships and promotions." As is the case with the Stockholder Proposal, the Proposals were motivated by, and the supporting statements emphasized, the proponents' concerns regarding the Company's naming rights agreement for FedExField, in light of the debate surrounding the Washington Redskins' name. The Staff concurred with our exclusion of the Proposals under Rule 14a-8(i)(7), agreeing with our analysis that the manner in which we advertise is an ordinary business operation. *See also Tootsie Roll Industries, Inc.*

The Stockholder Proposal is virtually identical to the 2015 Proposal and essentially the same as the 2014 Proposal. The resolutions in the Stockholder Proposal and the 2015 Proposal each ask or asked for a report on how the Company is distancing itself from the football team, whereas in the 2014 Proposal the resolution asked for a report on how the Company can "better respond to reputational damage from its association with the Washington D.C. NFL franchise team name controversy." All of the Proposals sought, and the Stockholder Proposal seeks, a report on the Company's reactions and responses to the controversy over the team's name, and the potential negative consequences of being affiliated, through the Company's choice of advertising venue, with the issue.

The decision to enter into a multi-year sponsorship of FedExField in 1999 was made by our management after careful consideration of the costs and benefits associated with having such a business relationship, in the context of our overall advertising and marketing-related strategy of developing a strategic portfolio of sports sponsorships. Management evaluated and assessed the substantial benefits from our sponsorship of FedExField, undertaking a similar analysis as for all of our sports marketing arrangements, while recognizing the potential costs from concerns surrounding the naming debate. Management continually reviews its allocation of advertising spending, and views the Company's brand presence at sporting venues such as FedExField as an effective means of advertising our services to our customers.

The Proponents have asked for a report about the legal steps we have or could take to distance ourselves from the team name, which also implicates the Company's legal compliance programs. The Staff recently concurred with the exclusion of a proposal recommending that Navient Corporation prepare a report on the company's internal controls over its student loan servicing operations, including a discussion of the actions taken to ensure compliance with applicable federal and state laws. In its letter, the Staff stated that "[p]roposals that concern a company's legal compliance program are generally excludable under rule 14a-8(i)(7)." *Navient Corporation* (March 26, 2015). *See also FedEx Corp. (Trowel Trades S&P 500 Index Fund)* (July 14, 2009) (proposal seeking a report discussing the compliance of the company and its contractors with federal and state laws governing proper classification of employees and independent contractors was excludable pursuant to Rule 14a-8(i)(7) on the basis that it related to the company's general legal compliance program).

2. *The Stockholder Proposal does not raise a significant policy issue and instead seeks to micro-manage complex business decisions*

The Stockholder Proposal does not have significant policy, economic or other implications. A proposal relating to ordinary business matters might not be excludable under Rule 14a-8(i)(7) if the proposal relates to a "significant social policy" issue that would "transcend the day-to-day business matters" of the company. Staff Legal Bulletin No. 14C (June 28, 2005). When determining if a stockholder proposal raises significant policy issues, the Staff has noted that it is not sufficient that the topic may have "recently attracted increasing levels of public attention," but that it must have "emerged as a consistent topic of widespread public debate." *Comcast Corporation* (February 15, 2011).

As the supporting statement points out, the team name has garnered some press and raised discussions, but the issue has not reached the widespread level of consistent public debate and attention that the Staff has found necessary in the past to be considered a significant policy matter. *Cf. Tyson Foods, Inc.* (December 15, 2009) (reversing the original Staff decision and finding that a proposal regarding the use of antibiotics in raising livestock related to a significant social policy after considering the (i) existence of widespread public debate concerning the public health issue, (ii) increasing recognition of the issue among the public, and (iii) the existence of legislation or proposed legislation in Congress and the European Union).

As shown in **Exhibit B**, which compares the Stockholder Proposal to the 2015 Proposal, all but a handful of the illustrations provided in the supporting statement are repeated from the 2015 Proposal (as well as the 2014 Proposal) and related letters sent to the Staff during the no-action letter process. Two of the additions in the Stockholder Proposal relate to pre-2016 events, one updates survey results and only two reflect new 2016 characterizations. The other bullet points listing the concerns raised about the issue were also raised in the 2015 Proposal and 2014 Proposal and related no-action letter processes, where the Staff did not find that they rose to the level of a significant policy issue.

The appropriateness of a company's product, service, branding and marketing decisions, as has been demonstrated many times in the various no-action letters cited in this letter, may be questioned by its stockholders. We recognize that some of our stakeholders will disagree with the decision to sponsor FedExField or other decisions with respect to our other advertising and marketing practices, but these decisions are quintessentially management's to make. This type of cost-benefit analysis and the allocation of Company resources are a fundamental element of management's responsibility for the day-to-day operation of our business and are precisely the type of matter of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. The Stockholder Proposal thus seeks to micro-manage this complex aspect of our day-to-day operations — our advertising and marketing decisions, including our multi-year sponsorship of FedEx Field. Moreover, the claim that our association with the Washington Redskins causes reputational damage is insufficient support for inclusion of the Stockholder Proposal in our 2016 Proxy Materials, as was the case in the recent *Netflix, Inc.*, *Wal-Mart Stores, Inc.* and *PepsiCo, Inc.* no-action letters. Accordingly, the Stockholder Proposal may be excluded under Rule 14a-8(i)(7).

Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff agree that we may omit the Stockholder Proposal from our 2016 Proxy Materials.

If you have any questions or need any additional information, please feel free to call me. Thank you for your prompt attention to this request.

Very truly yours,

FedEx Corporation

Clement Edward Klank III

Attachments

cc: Jonas Kron
Senior Vice President, Director of Shareholder Advocacy
Trillium Asset Management, LLC
Two Financial Center – Suite 1100
60 South Street
Boston, Massachusetts 02111
E-mail: *jkron@trilliuminvest.com*

Susan White
Director, Oneida Trust
Oneida Tribe of Indians of Wisconsin
P.O. Box 365
Oneida, Wisconsin 54155
E-mail: *swhite@oneidanation.org*

Mercy Investment Services, Inc.
c/o Valerie Heinonen, o.s.u.
Director, Shareholder Advocacy
205 Avenue C, #10E
New York, New York 10009
E-mail: *vheinonen@mercyinvestments.org*

Calvert VP S&P 500 Index Portfolio
c/o Calvert Investments, Inc.
Attention: Reed Montague, Sustainability Analyst
4550 Montgomery Avenue, Suite 1000N
Bethesda, Maryland 20814
E-mail: *reed.montague@calvert.com*

[1163668]

Exhibit A

The Stockholder Proposal and Related Correspondence

TRILLIUM
ASSET MANAGEMENT

April 13, 2016

FedEx Corporation
Attention: Corporate Secretary
942 South Shady Grove Road
Memphis, TN 38120

Dear Secretary:

Trillium Asset Management LLC ("Trillium") is an investment firm based in Boston specializing in socially responsible asset management. We currently manage approximately $2.2 billion for institutional and individual clients.

Trillium hereby submits the enclosed shareholder proposal with FedEx Corporation on behalf of The Oneida Trust of the Oneida Tribe of Indians of Wisconsin (Oneida) for inclusion in the 2016 proxy statement and in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). Per Rule 14a-8, Oneida holds more than $2,000 of FedEx Corporation common stock, acquired more than one year prior to today's date and held continuously for that time. As evidenced in the attached letter, our client will remain invested in this position continuously through the date of the 2016 annual meeting. We will forward verification of the position separately. We will send a representative to the stockholders' meeting to move the shareholder proposal as required by the SEC rules.

Oneida is the lead filer of the proposal and anticipates a number of other shareholders will be co-filing.

We would welcome discussion with FedEx Corporation about the contents of our proposal.

Please direct any communications to me at (503) 894-7551, or via email at jkron@trilliuminvest.com.

We would appreciate receiving a confirmation of receipt of this letter via email.

Sincerely,

Jonas Kron
Senior Vice President, Director of Shareholder Advocacy
Trillium Asset Management, LLC

Cc: Frederick W. Smith
Chairman of the Board, President and Chief Executive Officer

Enclosures

FEDEX's ASSOCIATION WITH WASHINGTON NFL TEAM CONTROVERSY

WHEREAS:

The NFL's Washington D.C. team name, "Redskins", has been the subject of widespread public debate for decades. That controversy has direct implications for FedEx because the team plays at FedEx Field.

Proponents believe this is a matter of human dignity and justice. "Redskins" remains a dehumanizing word characterizing people by skin color and a racial slur with hateful connotations. Virtually every major national American Indian organization has denounced use of Indian and Native related images, names and symbols disparaging or offending American Indian peoples, with over 2,000 academic institutions eliminating "Indian" sports references.

Anheuser-Busch, Philip Morris, Coca-Cola, Denny's, and Miller Brewing ceased association with names and symbols disparaging Native peoples. Proponents believe FedEx should drop or distance ties to name, logos and/or stadium sponsorship until the team abandons its name.

We believe FedEx may suffer reputational harm from this controversy illustrated as follows:

- In June 2014, the National Congress of American Indians wrote FedEx CEO Fred Smith stating it is "allowing its iconic brand to be used as a platform to promote the R-word — a racist epithet screamed at Native Americans as they were dragged at gunpoint off their lands."
- Cherokee, Chickasaw, Choctaw, Muscogee (Creek), Seminole and Osage nations announced boycotts of FedEx and urged others to join them.
- Members of the UK Parliament voiced opposition to the team playing in London in 2016 because of the team name.
- 67% of American Indians surveyed in 2014 agreed that the team name is a racist word or symbol.
- 200 civil rights organizations, including the NAACP, have condemned the name.
- 100 organizations petitioned FedEx to request review of its relationship with the team.
- Ten Congressional members sent letters urging a name change to team owner Dan Snyder, NFL Commissioner Goodell, and FedEx.
- 50 U.S. senators wrote to Commissioner Goodell urging the NFL to demonstrate that "racism and bigotry have no place in professional sports, ... [and] to endorse a name change for the Washington, D.C. football team."
- NBC's Bob Costas devoted a Sunday Night Football commentary to the name, concluding it is "a slur."
- Dozens of columnist and media outlets announced they would stop use of the name, including the *New York Daily News, Detroit News,* and *Kansas City Star.*

- The Fritz Pollard Alliance, which promotes NFL diversity and is named after the first black NFL head coach, announced opposition to the name.
- Thousands protested team games in 2014 and 2015.
- The U.S. Patent and Trademark Office cancelled the team's trademarks, calling the name "disparaging".
- 2016 Presidential candidates have weighed in on the name controversy.
- 25% of people surveyed in 2016 say the team should change its name, up from 18% in 2014.

RESOLVED: Shareholders request the Board issue a report by March 2017, at reasonable cost and omitting proprietary information, describing legal steps FedEx has taken and/or could take to distance itself from the Washington D.C. NFL team name.

ONEIDA TRUST DEPARTMENT

P.O. Box 365 • Oneida, WI 54155
Phone: (920) 490-3935 Fax: (920) 496-7491

Jonas Kron
Senior Vice President, Director of Shareholder Advocacy
Trillium Asset Management, LLC.
Two Financial Center – Suite 1100
60 South Street
Boston, MA 02111

Fax: 617 532-6688

5 April 2016

Dear Mr. Kron:

I hereby authorize Trillium Asset Management, LLC to file a shareholder proposal on behalf of The Oneida Trust of the Oneida Tribe of Indians of Wisconsin (Oneida) at FedEx Corporation regarding its relationship with the Washington DC NFL Football Team.

Oneida is the beneficial owner of more than $2,000 worth of common stock in FedEx Corporation that Oneida has held continuously for more than one year. Oneida intends to hold the aforementioned shares of stock through the date of the company's annual meeting in 2016. Oneida hereby confirms that for the entire period of its ownership of FedEx shares it has held and maintained full investment and voting rights over these shares.

Oneida specifically gives Trillium Asset Management, LLC full authority to deal, on our behalf, with any and all aspects of the aforementioned shareholder proposal. Oneida understands that its name may appear on the corporation's proxy statement as the filer of the aforementioned proposal.

Sincerely,

Susan White, Director
Oneida Trust
Oneida Nation
c/o Trillium Asset Management LLC
Two Financial Place, Suite 1100
60 South Street
Boston, MA 02111

MERCY INVESTMENT SERVICES, INC

April 14, 2016

Via email: cprichards@fedex.com

Frederick W. Smith, Chair, President and CEO
FedEx Corporation
942 South Shady Grove Road
Memphis, TN 38120

Dear Mr. Smith:

On behalf of Mercy Investment Services, Inc., I am authorized to submit the resolution which requests the Board of FedEx Corporation to issue a report by March 2017 describing the legal steps FedEx has taken and/or could take to distance itself from the Washington D.C. NFL team name. It is submitted for inclusion in the 2016 proxy statement under Rule 14 a-8 of General Rules and Regulations of the Securities Exchange Act of 1934.

The Sisters of Mercy, for whose benefit Mercy Investment Services exists, continue to believe that all instances of racism, even those we seemingly take for granted and overlook till our attention is drawn to them, should be eliminated. Such injustice, e.g. R'skins, must be addressed in all spheres of influence, as the growing list of individuals and organizations in our resolution demonstrates.

Mercy Investment Services, Inc. is the beneficial owner of at least $2000 worth of shares of FedEx stock and verification of ownership from a DTC participating bank will follow. We have held the requisite number of shares for over one year and will continue to hold the stock through the date of the annual shareowners' meeting in order to be present in person or by proxy. Mercy Investment Services, Inc. is cofiling this resolution with Trillium Asset Management, LLC, which is the primary filer with Ms. Susan White, Director, Oneida Trust, the Oneida Tribe of Indians of Wisconsin, as our authorized contact for the resolution. You may reach Ms. White at (617) 292-8026, x 248 and swhite@oneidanation.org.

Yours truly,

Valerie Heinonen, o.s.u.

Valerie Heinonen, o.s.u.
Director, Shareholder Advocacy
Mercy Investment Services, Inc.
205 Avenue C #10E NY, NY 10009
212 674 2542
vheinonen@mercyinvestments.org

FEDEX's ASSOCIATION WITH WASHINGTON NFL TEAM CONTROVERSY

WHEREAS:

The NFL's Washington D.C. team name, "Redskins", has been the subject of widespread public debate for decades. That controversy has direct implications for FedEx because the team plays at FedEx Field.

Proponents believe this is a matter of human dignity and justice. "Redskins" remains a dehumanizing word characterizing people by skin color and a racial slur with hateful connotations. Virtually every major national American Indian organization has denounced use of Indian and Native related images, names and symbols disparaging or offending American Indian peoples, with over 2,000 academic institutions eliminating "Indian" sports references.

Anheuser-Busch, Philip Morris, Coca-Cola, Denny's, and Miller Brewing ceased association with names and symbols disparaging Native peoples. Proponents believe FedEx should drop or distance ties to name, logos and/or stadium sponsorship until the team abandons its name.

We believe FedEx may suffer reputational harm from this controversy illustrated as follows:

- In June 2014, the National Congress of American Indians wrote FedEx CEO Fred Smith stating it is "allowing its iconic brand to be used as a platform to promote the R-word — a racist epithet screamed at Native Americans as they were dragged at gunpoint off their lands."
- Cherokee, Chickasaw, Choctaw, Muscogee (Creek), Seminole and Osage nations announced boycotts of FedEx and urged others to join them.
- Members of the UK Parliament voiced opposition to the team playing in London in 2016 because of the team name.
- 67% of American Indians surveyed in 2014 agreed that the team name is a racist word or symbol.
- 200 civil rights organizations, including the NAACP, have condemned the name.
- 100 organizations petitioned FedEx to request review of its relationship with the team.
- Ten Congressional members sent letters urging a name change to team owner Dan Snyder, NFL Commissioner Goodell, and FedEx.
- 50 U.S. senators wrote to Commissioner Goodell urging the NFL to demonstrate that "racism and bigotry have no place in professional sports, ... [and] to endorse a name change for the Washington, D.C. football team."
- NBC's Bob Costas devoted a Sunday Night Football commentary to the name, concluding it is "a slur."
- Dozens of columnist and media outlets announced they would stop use of the name, including the *New York Daily News*, *Detroit News*, and *Kansas City Star*.

- The Fritz Pollard Alliance, which promotes NFL diversity and is named after the first black NFL head coach, announced opposition to the name.
- Thousands protested team games in 2014 and 2015.
- The U.S. Patent and Trademark Office cancelled the team's trademarks, calling the name "disparaging".
- 2016 Presidential candidates have weighed in on the name controversy.
- 25% of people surveyed in 2016 say the team should change its name, up from 18% in 2014.

RESOLVED: Shareholders request the Board issue a report by March 2017, at reasonable cost and omitting proprietary information, describing legal steps FedEx has taken and/or could take to distance itself from the Washington D.C. NFL team name.

BNY MELLON

April 14, 2016

Christine P. Richards
Corporate Secretary
FedEx Corporation
942 South Shady Grove Road
Memphis, Tennessee 38120

Cc: Frederick W. Smith
Chair President and CEO
FedEx Corporation
942 South Shady Grove Road
Memphis, Tennessee 38120

Re: Mercy Investment Services Inc.

Dear Ms. Richards,

This letter will certify that as of April 14, 2016 The Bank of New York Mellon held for the beneficial interest of Mercy Investment Services Inc., 25 shares of FedEx Corporation.

We confirm that Mercy Investment Services Inc., has beneficial ownership of at least $2,000 in market value of the voting securities of FedEx Corporation, and that such beneficial ownership has existed continuously for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

Further, it is the intent to hold at least $2,000 in market value through the next annual meeting.

Please be advised, The Bank of New York Mellon is a DTC Participant, whose DTC number is 0954.

If you have any questions please feel free to give me a call.

Sincerely,

Thomas J. McNally
Vice President, Service Director
BNY Mellon Asset Servicing

Phone: (412) 234-8822
Email: thomas.mcnally@bnymellon.com

Calvert INVESTMENTS

4550 Montgomery Avenue, Bethesda, MD 20814
301.951.4800 / www.calvert.com

April 15, 2016

Christine P. Richards
Executive Vice President, General Counsel and Secretary
FedEx Corporation
942 South Shady Grove Road
Memphis, TN 38120

Dear Ms. Richards:

Calvert Investment Management, Inc. ("Calvert"), a registered investment advisor, provides investment advice for the funds sponsored by Calvert Investments, Inc. As of April 14, 2016, Calvert had over $12 billion in assets under management.

The Calvert VP S&P 500 Index Portfolio (the "Fund") is the beneficial owner of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting (supporting documentation to follow). Furthermore, the Fund has held these securities continuously for at least one year, and the Fund intends to continue to own the requisite number of shares in the Company through the date of the 2016 annual meeting of shareholders.

We are notifying you, in a timely manner, that the Fund is presenting the enclosed shareholder proposal for vote at the upcoming stockholders meeting. We submit it for inclusion in the proxy statement in accordance with Rule 14a-8 under the Securities Exchange Act of 1943 (17 C.F.R. § 240.14a-8).

As long-standing shareholders, we are co-filing the enclosed resolution requesting the Board issue a report by March 2017, at reasonable cost and omitting proprietary information, describing legal steps FedEx has taken and/or could take to distance itself from the Washington D.C. NFL team name.

We understand that Jonas Kron of Trillium Asset Management on behalf of the Oneida Tribe of Wisconsin is submitting an identical proposal. Calvert recognizes Oneida as the lead filer and intends to act as a co-sponsor of the resolution. Mr. Kron has agreed to coordinate contact between the Company and other shareholders filing the proposal, including Calvert, and is also authorized to withdraw the resolution on Calvert's behalf. However, Calvert would like to receive copies of all correspondence sent to Trillium Asset Management as it relates to the proposal. If prior to the annual meeting you agree to the request outlined in the resolution, we believe that this resolution would be unnecessary. Please direct any correspondence to Reed Montague at (301) 951-4815, or contact her via email at reed.montague@calvert.com

FEDEX's ASSOCIATION WITH WASHINGTON NFL TEAM CONTROVERSY

WHEREAS:

The NFL's Washington D.C. team name, "Redskins", has been the subject of widespread public debate for decades. That controversy has direct implications for FedEx because the team plays at FedEx Field.

Proponents believe this is a matter of human dignity and justice. "Redskins" remains a dehumanizing word characterizing people by skin color and a racial slur with hateful connotations. Virtually every major national American Indian organization has denounced use of Indian and Native related images, names and symbols disparaging or offending American Indian peoples, with over 2,000 academic institutions eliminating "Indian" sports references.

Anheuser-Busch, Philip Morris, Coca-Cola, Denny's, and Miller Brewing ceased association with names and symbols disparaging Native peoples. Proponents believe FedEx should drop or distance ties to name, logos and/or stadium sponsorship until the team abandons its name.

We believe FedEx may suffer reputational harm from this controversy illustrated as follows:

- In June 2014, the National Congress of American Indians wrote FedEx CEO Fred Smith stating it is "allowing its iconic brand to be used as a platform to promote the R-word — a racist epithet screamed at Native Americans as they were dragged at gunpoint off their lands."
- Cherokee, Chickasaw, Choctaw, Muscogee (Creek), Seminole and Osage nations announced boycotts of FedEx and urged others to join them.
- Members of the UK Parliament voiced opposition to the team playing in London in 2016 because of the team name.
- 67% of American Indians surveyed in 2014 agreed that the team name is a racist word or symbol.
- 200 civil rights organizations, including the NAACP, have condemned the name.
- 100 organizations petitioned FedEx to request review of its relationship with the team.
- Ten Congressional members sent letters urging a name change to team owner Dan Snyder, NFL Commissioner Goodell, and FedEx.
- 50 U.S. senators wrote to Commissioner Goodell urging the NFL to demonstrate that "racism and bigotry have no place in professional sports, ... [and] to endorse a name change for the Washington, D.C. football team."
- NBC's Bob Costas devoted a Sunday Night Football commentary to the name, concluding it is "a slur."
- Dozens of columnist and media outlets announced they would stop use of the name, including the *New York Daily News, Detroit News,* and *Kansas City Star.*

TRILLIUM
ASSET MANAGEMENT

April 18, 2016

FedEx Corporation
Attention: Corporate Secretary
942 South Shady Grove Road
Memphis, TN 38120

Dear Secretary:

In accordance with the SEC Rules, please find the attached authorization letter from The Oneida Trust of the Oneida Tribe of Indians of Wisconsin as well as the custodial letter from Northern Trust documenting that they hold sufficient company shares to file a proposal under rule 14a-8. Rule 14a-8(f) requires notice of specific deficiencies in our proof of eligibility to submit a proposal. Therefore we request that you notify us if you see any deficiencies in the enclosed documentation.

Please contact me if you have any questions at (503) 894-7551; Trillium Asset Management LLC., Two Financial Center, 60 South Street, Boston, MA 02111; or via email at jkron@trilliuminvest.com.

Sincerely,

Jonas Kron
Senior Vice President, Director of Shareholder Advocacy
Trillium Asset Management, LLC

Cc: Frederick W. Smith
Chairman of the Board, President and Chief Executive Officer

Enclosures

ONEIDA TRUST DEPARTMENT

P.O. BOX 365 • ONEIDA, WI 54155
PHONE: (920) 490-3935 FAX: (920) 496-7491

Jonas Kron
Senior Vice President, Director of Shareholder Advocacy
Trillium Asset Management, LLC.
Two Financial Center – Suite 1100
60 South Street
Boston, MA 02111

Fax: 617 532-6688

5 April 2016

Dear Mr. Kron:

I hereby authorize Trillium Asset Management, LLC to file a shareholder proposal on behalf of The Oneida Trust of the Oneida Tribe of Indians of Wisconsin (Oneida) at FedEx Corporation regarding its relationship with the Washington DC NFL Football Team.

Oneida is the beneficial owner of more than $2,000 worth of common stock in FedEx Corporation that Oneida has held continuously for more than one year. Oneida intends to hold the aforementioned shares of stock through the date of the company's annual meeting in 2016. Oneida hereby confirms that for the entire period of its ownership of FedEx shares it has held and maintained full investment and voting rights over these shares.

Oneida specifically gives Trillium Asset Management, LLC full authority to deal, on our behalf, with any and all aspects of the aforementioned shareholder proposal. Oneida understands that its name may appear on the corporation's proxy statement as the filer of the aforementioned proposal.

Sincerely,

Susan White, Director
Oneida Trust
Oneida Nation
c/o Trillium Asset Management LLC
Two Financial Place, Suite 1100
60 South Street
Boston, MA 02111

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60603
(312) 630-6000

Northern Trust

April 13, 2016

RE: Oneida Elder Trust- Your Account NumFISMA & OMB Memorandum M-07-16***

This Letter is to confirm that The Northern Trust Company holds as custodian for the above client 36 shares of common stock in FedEx Corporation. These 36 shares have been held in this account continuously beginning on July 19, 2011.

These shares are held at the Depository Trust Company under the nominee name of The Northern Trust Company.

This letter serves as confirmation that the shares are held by The Northern Trust Company.

Sincerely,

Patrick Flanagan
Vice President

NTAC:3NS-20

NTAC:3NS-20

Joseph Dudek

From: Joseph Dudek
Sent: Wednesday, April 27, 2016 4:40 PM
To: 'reed.montague@calvert.com'
Cc: 'jkron@trilliuminvest.com'; 'swhite@oneidanation.org'; Eddie Klank
Subject: FedEx Corporation Stockholder Proposal
Attachments: 20160427162859517.pdf

Dear Ms. Montague:

Please find attached correspondence regarding stockholder proposals submitted to FedEx Corporation Calvert Investment Management, Inc. on behalf of the Calvert VP S&P500 Index Portfolio. Please direct any further correspondence on these matters to Eddie Klank and me.

Sincerely,

Joey Dudek

FedEx Corporation

Joey Dudek, Attorney
FedEx Corp. - Securities and Corporate Law
942 S. Shady Grove Rd.
Memphis, TN 38120
Office - 901.818.7357
Cell - 901.619-1961

Clement Edward Klank III
Staff Vice President
Securities & Corporate Law

942 South Shady Grove Road
Memphis, TN 38120

Telephone 901.818.7167
Fax 901.492.7286
ceklank@fedex.com

FedEx Corporation

VIA E-MAIL *(reed.montague@calvert.com)*

April 27, 2016

Calvert Investment Management, Inc.
4550 Montgomery Avenue
Bethesda, MD 20814
Attn: Redd Montague

Subject: ***Stockholder Proposal – FedEx' Association with Washington NFL Team Controversy***

Dear Ms. Montague:

We received the stockholder proposal dated April 15, 2016 that Calvert Investments, Inc. submitted to FedEx Corporation (the "Company") on behalf of the Calvert VP S&P500 Index Portfolio (the "Fund") on April 18, 2016.

The proposal contains certain procedural deficiencies, which the Securities and Exchange Commission ("SEC") regulations require us to bring to your attention. Rule 14a-8(b)(1) of the Securities Exchange Act of 1934, as amended, requires that in order to be eligible to submit a proposal for inclusion in the Company's proxy statement, each shareholder proponent must, among other things, have continuously held at least $2,000 in market value of the Company's common stock, or 1%, of the company's securities entitled to vote on the proposal, at the meeting for at least one year by the date you submit the proposal. The Company's stock records do not indicate that the Fund is currently the registered holder on the Company's books and records of any shares of the Company's common stock and you have not provided proof of ownership.

Accordingly, you must submit to us a written statement from the "record" holder of the shares (usually a broker or bank) verifying that, at the time you submitted the proposal (April 18, 2016), the Fund had continuously held at least $2,000 in market value, or 1%, of the Company's common stock for at least the one year period prior to and including April 15, 2016. Rule 14a-8(b) requires that a proponent of a proposal must prove eligibility as a shareholder of the company by submitting either:

- a written statement from the "record" holder of the securities verifying that at the time the proponent submitted the proposal, the proponent had continuously held the requisite amount of securities for at least one year; or

- a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting the proponent's ownership of shares as of or before the date on which the one year eligibility period begins and the proponent's written statement that he or she continuously held the required number of shares for the one year period as of the date of the statement.

To help shareholders comply with the requirements when submitting proof of ownership to companies, the SEC's Division of Corporation Finance published Staff Legal Bulletin No. 14F ("SLB 14F"), dated October 18, 2011, and Staff Legal Bulletin No. 14G ("SLB 14G"), dated October 16, 2012, a copy of both of which are attached for your reference. SLB 14F and SLB 14G provide that for securities held through the Depository Trust Company ("DTC"), only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. You can confirm whether your broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at: http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. If you hold shares through a bank or broker that is not a DTC participant, you will need to obtain proof of ownership from the DTC participant through which the bank or broker holds the shares. You should be able to find out the name of the DTC participant by asking your broker or bank. If the DTC participant that holds your shares knows your broker or bank's holdings, but does not know your holdings, you may satisfy the proof of ownership requirements by submitting two proof of ownership statements—one from your broker or bank confirming your ownership and the other from the DTC participant confirming the bank or broker's ownership. Please review SLB 14F carefully before submitting proof of ownership to ensure that it is compliant.

In order to meet the eligibility requirements for submitting a shareholder proposal, the SEC rules require that the documentation be postmarked or transmitted electronically to us no later than 14 calendar days from the date you receive this letter. Please address any response to me at the mailing address, email address or fax number as provided above. A copy of Rule 14a-8, which applies to shareholder proposals submitted for inclusion in proxy statements, is enclosed for your reference.

If you have any questions, please call me.

Sincerely,

FEDEX CORPORATION

Clement E. Klank III

cc: Jonas Kron
Susan White

CEK/jed116581

Attachment

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of

Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the

company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8 (d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

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[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm

Home | Previous Page Modified: 10/16/2012

240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification.

A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.,* one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the

Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

Joseph Dudek

From: Montague, Reed <Reed.Montague@Calvert.com>
Sent: Thursday, April 28, 2016 10:39 AM
To: Joseph Dudek
Cc: 'jkron@trilliuminvest.com'; 'swhite@oneidanation.org'; Eddie Klank
Subject: RE: FedEx Corporation Stockholder Proposal

Dear Mr. Dudek,

We will be submitting the information you requested shortly. Thank you for bringing this matter to our attention.

Sincerely,

Reed Montague | Senior Sustainability Analyst | Calvert Investments
4550 Montgomery Avenue, Bethesda, MD 20814 | 301.951.4815 | Reed.montague@calvert.com | www.calvert.com

---

From: Joseph Dudek [mailto:joseph.dudek@fedex.com]
Sent: Wednesday, April 27, 2016 5:40 PM
To: Montague, Reed
Cc: 'jkron@trilliuminvest.com'; 'swhite@oneidanation.org'; Eddie Klank
Subject: FedEx Corporation Stockholder Proposal

Dear Ms. Montague:

Please find attached correspondence regarding stockholder proposals submitted to FedEx Corporation Calvert Investment Management, Inc. on behalf of the Calvert VP S&P500 Index Portfolio. Please direct any further correspondence on these matters to Eddie Klank and me.

Sincerely,

Joey Dudek

FedEx Corporation
Joey Dudek, Attorney
FedEx Corp. - Securities and Corporate Law
942 S. Shady Grove Rd.
Memphis, TN 38120
Office - 901.818.7357
Cell - 901.619-1961

Joseph Dudek

From:	Montague, Reed <Reed.Montague@Calvert.com>
Sent:	Friday, May 06, 2016 1:32 PM
To:	Joseph Dudek; Eddie Klank
Cc:	'jkron@trilliuminvest.com'; 'swhite@oneidanation.org'
Subject:	RE: FedEx Corporation Stockholder Proposal
Attachments:	Supporting Documentation Packet Final--FedEx.pdf

Dear Mr. Dudek,

Please find attached a copy of the information you requested regarding our stockholder proposal. We are also sending a hard copy, which should arrive early next week.

Sincerely,

Reed Montague | Senior Sustainability Analyst |Calvert Investments
4550 Montgomery Avenue, Bethesda, MD 20814 | 301.951.4815 | Reed.montague@calvert.com | www.calvert.com

---

From: Montague, Reed
Sent: Thursday, April 28, 2016 11:39 AM
To: 'Joseph Dudek'
Cc: 'jkron@trilliuminvest.com'; 'swhite@oneidanation.org'; Eddie Klank
Subject: RE: FedEx Corporation Stockholder Proposal

Dear Mr. Dudek,

We will be submitting the information you requested shortly. Thank you for bringing this matter to our attention.

Sincerely,

Reed Montague | Senior Sustainability Analyst |Calvert Investments
4550 Montgomery Avenue, Bethesda, MD 20814 | 301.951.4815 | Reed.montague@calvert.com | www.calvert.com

---

From: Joseph Dudek [mailto:joseph.dudek@fedex.com]
Sent: Wednesday, April 27, 2016 5:40 PM
To: Montague, Reed
Cc: 'jkron@trilliuminvest.com'; 'swhite@oneidanation.org'; Eddie Klank
Subject: FedEx Corporation Stockholder Proposal

Dear Ms. Montague:

Please find attached correspondence regarding stockholder proposals submitted to FedEx Corporation Calvert Investment Management, Inc. on behalf of the Calvert VP S&P500 Index Portfolio. Please direct any further correspondence on these matters to Eddie Klank and me.

Sincerely,

Joey Dudek

FedEx Corporation

Joey Dudek, Attorney
FedEx Corp. - Securities and Corporate Law
942 S. Shady Grove Rd.
Memphis, TN 38120
Office - 901.818.7357
Cell - 901.619-1961

Calvert
INVESTMENTS

4550 Montgomery Avenue, Bethesda, MD 20814
301.951.4800 / www.calvert.com

May 6, 2016

VIA EMAIL and 2-DAY MAIL

Clement Edward Klank III
Staff Vice President, Securities and Corporate Law
FedEx Corporation
942 South Shady Grove Road
Memphis, TN 38120

Dear Mr. Klank:

In follow up to the shareholder proposal submitted by Calvert Investments on April 15, 2016, please see the enclosed letter from State Street Bank and Trust Company (a DTC participant), which shows that the Calvert VP S&P 500 Index Portfolio (the "Fund") is the beneficial owner of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting. Furthermore, the Fund held the securities continuously for at least one year at the time the shareholder proposal was submitted, and the Fund intends to continue to own the requisite number of shares in the Company through the date of the 2016 annual meeting of shareholders.

Please contact Reed Montague at (301) 951-4815, or via email at reed.montague@calvert.com if you have any further questions regarding this matter.

We appreciate your attention to this matter and look forward to working with you.

Sincerely,

Stu Dalheim
Vice President, Proxy and Shareholder Engagement, Calvert Variable Products, Inc.
Vice President, Calvert Investment Management, Inc.

Enclosures:

State Street letter
Previously submitted resolution packet

STATE STREET.

May 03, 2016

Calvert Investment Management, Inc.
4550 Montgomery Avenue, Suite 1000N
Bethesda, MD 20814

To Whom It May Concern:

This letter is to confirm that as of May 02, 2016 the Calvert Funds listed below held the indicated amount of shares of the stock FedEx Corp (Cusip 31428X106). Also the funds held the amount of shares indicated continuously since 4/27/2015.

Fund	Fund Name	CUSIP Number	Security Name	Shares/Par Valu 5/02/2016	Shares Held Sin 4/27/2015
D894	Calvert VP S&P 500 Index Portfolio	31428X106	FedEx Corp	4,918	4,918

Please feel free to contact me if you need any further information.

Sincerely,

Carlos Ferreira
Account Manager
State Street Bank and Trust Company

Limited Access

Calvert INVESTMENTS®

4550 Montgomery Avenue, Bethesda, MD 20814
301.951.4800 / www.calvert.com

April 15, 2016

Christine P. Richards
Executive Vice President, General Counsel and Secretary
FedEx Corporation
942 South Shady Grove Road
Memphis, TN 38120

Dear Ms. Richards:

Calvert Investment Management, Inc. ("Calvert"), a registered investment advisor, provides investment advice for the funds sponsored by Calvert Investments, Inc. As of April 14, 2016, Calvert had over $12 billion in assets under management.

The Calvert VP S&P 500 Index Portfolio (the "Fund") is the beneficial owner of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting (supporting documentation to follow). Furthermore, the Fund has held these securities continuously for at least one year, and the Fund intends to continue to own the requisite number of shares in the Company through the date of the 2016 annual meeting of shareholders.

We are notifying you, in a timely manner, that the Fund is presenting the enclosed shareholder proposal for vote at the upcoming stockholders meeting. We submit it for inclusion in the proxy statement in accordance with Rule 14a-8 under the Securities Exchange Act of 1943 (17 C.F.R. § 240.14a-8).

As long-standing shareholders, we are co-filing the enclosed resolution requesting the Board issue a report by March 2017, at reasonable cost and omitting proprietary information, describing legal steps FedEx has taken and/or could take to distance itself from the Washington D.C. NFL team name.

We understand that Jonas Kron of Trillium Asset Management on behalf of the Oneida Tribe of Wisconsin is submitting an identical proposal. Calvert recognizes Oneida as the lead filer and intends to act as a co-sponsor of the resolution. Mr. Kron has agreed to coordinate contact between the Company and other shareholders filing the proposal, including Calvert, and is also authorized to withdraw the resolution on Calvert's behalf. However, Calvert would like to receive copies of all correspondence sent to Trillium Asset Management as it relates to the proposal. If prior to the annual meeting you agree to the request outlined in the resolution, we believe that this resolution would be unnecessary. Please direct any correspondence to Reed Montague at (301) 951-4815, or contact her via email at reed.montague@calvert.com

We appreciate your attention to this matter and look forward to working with you.

Sincerely,

Stu Dalheim
Vice President, Proxy and Shareholder Engagement, Calvert Variable Products, Inc.
Vice President, Calvert Investment Management, Inc.

Enclosures:

Resolution Text

Cc: Reed Montague, Senior Sustainability Analyst, Calvert Investment Management, Inc.

FEDEX's ASSOCIATION WITH WASHINGTON NFL TEAM CONTROVERSY

WHEREAS:

The NFL's Washington D.C. team name, "Redskins", has been the subject of widespread public debate for decades. That controversy has direct implications for FedEx because the team plays at FedEx Field.

Proponents believe this is a matter of human dignity and justice. "Redskins" remains a dehumanizing word characterizing people by skin color and a racial slur with hateful connotations. Virtually every major national American Indian organization has denounced use of Indian and Native related images, names and symbols disparaging or offending American Indian peoples, with over 2,000 academic institutions eliminating "Indian" sports references.

Anheuser-Busch, Philip Morris, Coca-Cola, Denny's, and Miller Brewing ceased association with names and symbols disparaging Native peoples. Proponents believe FedEx should drop or distance ties to name, logos and/or stadium sponsorship until the team abandons its name.

We believe FedEx may suffer reputational harm from this controversy illustrated as follows:

- In June 2014, the National Congress of American Indians wrote FedEx CEO Fred Smith stating it is "allowing its iconic brand to be used as a platform to promote the R-word — a racist epithet screamed at Native Americans as they were dragged at gunpoint off their lands."
- Cherokee, Chickasaw, Choctaw, Muscogee (Creek), Seminole and Osage nations announced boycotts of FedEx and urged others to join them.
- Members of the UK Parliament voiced opposition to the team playing in London in 2016 because of the team name.
- 67% of American Indians surveyed in 2014 agreed that the team name is a racist word or symbol.
- 200 civil rights organizations, including the NAACP, have condemned the name.
- 100 organizations petitioned FedEx to request review of its relationship with the team.
- Ten Congressional members sent letters urging a name change to team owner Dan Snyder, NFL Commissioner Goodell, and FedEx.
- 50 U.S. senators wrote to Commissioner Goodell urging the NFL to demonstrate that "racism and bigotry have no place in professional sports, … [and] to endorse a name change for the Washington, D.C. football team."
- NBC's Bob Costas devoted a Sunday Night Football commentary to the name, concluding it is "a slur."
- Dozens of columnist and media outlets announced they would stop use of the name, including the *New York Daily News*, *Detroit News*, and *Kansas City Star*.

- The Fritz Pollard Alliance, which promotes NFL diversity and is named after the first black NFL head coach, announced opposition to the name.
- Thousands protested team games in 2014 and 2015.
- The U.S. Patent and Trademark Office cancelled the team's trademarks, calling the name "disparaging".
- 2016 Presidential candidates have weighed in on the name controversy.
- 25% of people surveyed in 2016 say the team should change its name, up from 18% in 2014.

RESOLVED: Shareholders request the Board issue a report by March 2017, at reasonable cost and omitting proprietary information, describing legal steps FedEx has taken and/or could take to distance itself from the Washington D.C. NFL team name.

Exhibit B

Comparison of the Stockholder Proposal to 2015 Proposal

FEDEX's ASSOCIATION WITH WASHINGTON NFL TEAM CONTROVERSY

WHEREAS:

The ~~past two years marked a significant turning point in debate over the~~ NFL's Washington D.C. team name, "Redskins"~~. FedEx purchased naming rights to the team's stadium, FedExField,~~ has been the subject of widespread public debate for decades. That controversy has direct implications for FedEx because the team plays at FedEx Field.

Proponents believe this is a matter of human dignity and justice. "Redskins" remains a dehumanizing word characterizing people by skin color and a racial slur with hateful connotations. Virtually every major national American Indian organization has denounced ~~the~~ use of Indian and Native related images, names and symbols disparaging or offending American Indian peoples, with over 2,000 academic institutions eliminating "Indian" sports references.

Anheuser-Busch, Philip Morris, Coca-Cola, Denny's, and Miller Brewing ceased association with names and symbols disparaging Native peoples. Proponents believe FedEx should drop or distance ties to ~~the~~ name, logos and/or stadium sponsorship until the team abandons its name.

We believe FedEx may suffer reputational harm from this controversy illustrated ~~by the followings~~as follows:

- In June 2014, the National Congress of American Indians ~~sent a letter to~~wrote FedEx CEO Fred Smith ~~concerning the team name~~ stating ~~that~~ it is "allowing its iconic brand to be used as a platform to promote the R-word – a racist epithet ~~that was~~ screamed at Native Americans as they were dragged at gunpoint off their lands."
- ~~The~~ Cherokee, Chickasaw, Choctaw, Muscogee (Creek), Seminole and Osage nations ~~are boycotting~~announced boycotts of FedEx and ~~urge~~urged others to join them.
- Members of the UK Parliament voiced opposition to the team playing in London in 2016 because of the team name.
- 67% of American Indians surveyed in 2014 agreed that the team name is a racist word or symbol.
- 200 civil rights organizations, including the NAACP, have condemned the name.
- 100 organizations petitioned FedEx to request ~~a~~ review of its relationship with the team.
- Ten Congressional members sent letters urging a name change to team owner Dan Snyder, NFL Commissioner Goodell, and FedEx.
- 50 U.S. senators wrote to Commissioner Goodell urging the NFL to demonstrate that "racism and bigotry have no place in professional sports, … [and] to endorse a name change for the Washington, D.C. football team."
- ~~President Obama said he would consider a name change if he owned the team.~~

- NBC's Bob Costas devoted a Sunday Night Football commentary to the name, concluding it is "a slur."
- Dozens of columnist and media outlets announced they would stop ~~the~~ use of the name, including the *New York Daily News, Detroit News,* and *Kansas City Star*.
- The Fritz Pollard Alliance, which promotes NFL diversity and is named after the first black NFL head coach, announced opposition to the name.
- Thousands protested team games in 2014 and 2015.
- The U.S. Patent and Trademark Office cancelled the team's trademarks, calling the name "disparaging".
- ~~*The New Yorker* featured a Thanksgiving themed cover mocking the name.~~2016 Presidential candidates have weighed in on the name controversy.
- ~~The AP stylebook review committee is considering whether the name is offensive and should be removed from its stories.~~25% of people surveyed in 2016 say the team should change its name, up from 18% in 2014.

RESOLVED: Shareholders request the Board issue a report by ~~January 2016,~~March 2017, at reasonable cost and omitting proprietary information, describing ~~the~~ legal steps FedEx has taken and/or could take to distance itself from the Washington D.C. NFL team name.